


S.E.C.
APR 3 2002
080





Power of *Progression...*


IBERIABANK
Corporation™

2001 Annual Report

...Committed to

Continuous

Improvement



IBERIABANK Corporation is a commercial bank holding company organized under the laws of the State of Louisiana with consolidated assets at December 31, 2001 of $1.4 billion. The lead bank for IBERIABANK Corporation is IBERIABANK. At the end of 2001, IBERIABANK had 42 offices serving 10 parishes in Louisiana. IBERIABANK and its predecessor organizations have served Louisiana customers for 115 years. IBERIABANK Corporation is the third largest Louisiana-based bank holding company. At December 31, 2001, IBERIABANK Corporation had approximately 1,149 shareholders of record.


IBERIABANK
Corporation™

CONTENTS

Letters to Shareholders	2
Power of Progression	5
Financial Information	15
Management's Discussion and Analysis	18
Consolidated Financial Statements	33
Board and Corporate Information	61



Financial Highlights

(dollars in thousands, except per share data)	2001	2000	% Change
Income Data			
Net Income	$ 14,508	$ 12,975	12%
Net Interest Income	54,350	51,236	6%
Per Share Data			
Net Income - Basic	$ 2.48	$ 2.14	16%
Net Income - Diluted	2.36	2.12	11%
Cash Earnings - Diluted	2.76	2.54	9%
Book Value	23.03	20.99	10%
Tangible Book Value	16.92	14.58	16%
Cash Dividends	0.70	0.66	6%
Average Balance Sheet Data			
Loans	$ 948,060	$ 910,683	4%
Earning Assets	1,324,570	1,295,588	2%
Total Assets	1,418,980	1,383,488	3%
Deposits	1,211,785	1,128,902	7%
Shareholders' Equity	133,906	120,686	11%
Key Ratios			
Return on Average Assets	1.02%	0.94%	
Return on Average Equity	10.83%	10.75%	
Net Interest Margin (Tax-equivalent Basis)	4.11%	3.95%	
Net Charge-Offs to Average Loans	0.44%	0.26%	
Tangible Efficiency Ratio (Tax-equivalent Basis)	55.0%	56.7%	
Average Loans to Average Deposits	78.2%	80.7%	
Nonperforming Assets to Total Assets	0.91%	0.57%	
Allowance For Loan Losses to Loans	1.16%	1.09%	
Tier 1 Leverage Ratio	6.95%	6.67%	



Letter to Shareholders

Dear Shareholders:

Just two years ago, IBERIABANK Corporation launched a strategic plan, which included changing the direction of the Company, improving core profitability and delivering results to shareholders. The new direction was defined with specific goals and initiatives to meet those expectations. The year 2000 reflected dramatically improved financial results and I am delighted to report that 2001 was a year of continuous improvement. The fourth quarter 2001 marked the eighth consecutive quarter of record operating results. The results exceeded average analyst expectations in all but one of those eight quarters and reflect the strongest financial condition of the Company in its 115-year history. However, we refuse to rest. We have made considerable strides and are committed to continuous improvement as a corporate way of life.

We made great progress in 2001 on many fronts. On the financial side, we improved nearly all of our key financial ratios, strengthened the balance sheet and met our challenging financial targets. On the client side, we improved our distribution system, invested for the future through some key strategic personnel hires in each of our major markets, attracted new quality clients to our franchise and deepened our relationships with our current clients. On the shareholder side, owners of our stock experienced a significant increase in share price and dividends, producing total returns well in excess of comparable alternatives. In addition, we significantly reduced the risk posture of the Company in many respects. We remain on track with the strategic and financial goals we presented publicly two years ago. Our growth trajectory remains intact.

I am pleased with the momentum IBERIABANK has gained in all of its markets. We demonstrated significant gains in New Iberia, Lafayette, New Orleans and Northeastern Louisiana. Our distribution system in the Acadiana area, which we define as the six-parish region of south-central Louisiana, serves the communities well and provides a stable foundation for future growth. Our relationships and our ability to make decisions close to our clients position us as the bank of choice in our market. We believe that our focus on securing new client relationships has been extremely successful and has led to increased market share.

During 2001, we added a new market headquarters office in the Central Business District of New Orleans. This new office was added to serve the needs of our rapidly growing presence in that market. We added a few new faces to the New Orleans team, which continues to perform exceptionally well. They each come with a wealth of experience and relationships that are beneficial to us. Our 2002 Annual Shareholder Meeting is scheduled for Wednesday, May 1, 2002 at 10 a.m., local time, at the Pan-American Life Media and

Conference Center at 601 Poydras Street in New Orleans. Our shareholders are invited to attend the meeting and visit with the leadership team, Board of Directors and fellow shareholders of IBERIABANK Corporation.

Also during the year, we opened a new Northeast Louisiana market headquarters office on Royal Avenue in Monroe. During 2001, we experienced significant deposit growth in the Ouachita/Lincoln Parish market. Based on June 30, 2001 data, IBERIABANK currently ranks third in deposit market share in that two-parish market. We continue to invest in the Northeast Louisiana community with quality people who bring hands-on banking experience to our franchise and further develop our abilities to serve the area. During 2001, we added resources in each of our major markets and all of these strategic hires are beginning to pay handsome dividends.

In concert with our philosophy regarding local decision-making within our markets, we recently announced the formation of Advisory Boards in Lafayette, New Iberia and New Orleans and anticipate launching an Advisory Board in Northeast Louisiana in the near future. We recognize that we need the advice of community and business leaders in our local markets. A list of our Advisory Board members is provided in the back section of this annual report. We look forward to the insight they can offer from experience in the diverse industries they represent and feedback from the communities they lead. The tremendous leadership and counsel these individuals bring to our organization will be extremely beneficial and helpful in further developing IBERIABANK as the bank of choice in the markets we serve.

The advancements achieved during 2001 were accomplished during a period of incredible strife and uncertainty. The tragic events surrounding September 11th challenged us as individuals and as a nation. We are deeply saddened by the loss of friends of our organization at Keefe, Bruyette & Woods and Sandler O'Neill & Partners, LP. Our prayers go out to the families, friends and associates of those who suffered from this senseless and shameless act. The September 11th disaster further challenged our nation as it accelerated the descent of the deteriorating economic conditions that existed prior to that date. During the year, corporate profits seemed to disappear, employee layoffs mounted, corporate and individual bankruptcies increased and investment savings evaporated. Our outstanding performance during 2001 stands in stark contrast with many other companies, particularly in light of this economic backdrop.

Our accomplishments were the direct result of incredible hard work and sacrifice on the part of all of our associates, members of our leadership team and Board of Directors. We "raised the bar" and we delivered. We have a value proposition that is working well and is recognized as being very valuable by our current and potential clients. By focusing on quality service, making decisions close to our clients and empowering a talented workforce, we have found success begets success. Our focus on continuous improvement will advance the needs of our clients and further enhance shareholder value. Similar to the development of the butterfly, our focus on continuous improvement results in exponential advancements in the grace, strength and trajectory of our company. While we have made great progress, IBERIABANK is just beginning to take flight.

Thank you for your continued support and confidence in the Board of Directors, the leadership team and the associates of IBERIABANK Corporation.

Sincerely,



Daryl G. Byrd
President and Chief Executive Officer

Chairman's Letter to Shareholders

Dear Shareholders:

The year 2001 was a year of extremes. Economically, the year started well after reaching new heights in the latter half of the prior year. The bull market for equities, housing and capital investment seemed endless. Labor markets remained tight and explosive technological spending was finally easing back. However, as the year progressed, the economy was sent into a tailspin, culminating in a recessionary environment in the latter half of 2001. Investment savings plummeted and capital spending dried up. The nation experienced massive job losses and unprecedented fear following the events surrounding September 11th. That fear eventually gave way to patriotic fervor and a sense that, as one nation, we can overcome challenges from any foe. This optimism paused as several activities associated with a few large corporate bankruptcies late in the year and in early 2002 were called into question. As a result of these extremes, people began to lose faith in the financial markets and even in the integrity of the Boards of Directors, leadership teams and financial statements of various companies.

We recognize the importance of earning and keeping the trust of IBERIABANK's shareholders, clients, associates and their families. We also recognize the important fiduciary responsibilities that we, as Directors, have to our shareholders. I commend the new leadership team under Daryl Byrd for the integrity they have demonstrated in improving the profitability and reducing the risk posture of the Company. Shareholders of IBERIABANK Corporation common stock have clearly benefited from the tenacious drive, focus on high quality performance and teamwork that have been demonstrated by our leadership team, associates and my fellow Board members. The process of improvement has been one focused on steady, high quality advancements in core profitability. In extreme and unpredictable times like we experienced during 2001, we all find comfort in this time-tested approach. As stated throughout this report, we will strive to continuously improve the value of our franchise. The continued support of our shareholders is greatly appreciated.

Sincerely,



William H. Fenstermaker
Chairman of the Board

"To improve is to change;
to be perfect is to change often."

- Winston Churchill
Prime Minister
Great Britain
1874 - 1965

The Power of Progression

Change is good and IBERIABANK has certainly experienced its share. The Company initiated strategic changes during the past two years to improve the earnings stream, increase share price and deepen our commitment to the communities we serve. We laid out a path for growth that included promises for improved performance. And we have delivered.

This year's focus on continuous improvement is similar to the growth of a butterfly. The development process can be considered an ever-improving cycle leading to extraordinary results. The Company established challenging goals and has continued to focus on meeting and exceeding those goals by delivering results that are beneficial to our customers, our shareholders, our employees and the community.

While we are pleased with the progress we have made to our franchise over the last two years, we do not rest on our laurels. We are strong believers in continuous improvement as a corporate way of life. In mathematical terms, continuous improvement results in compounded, or exponential, results—what we call the power of progression. Albert Einstein once commented that compound interest was mankind's greatest invention.

Over the last two years, our improvements in profitability, enhancements in shareholder returns, development of our employee-base, reduction in the risk posture of the Company and investments in the future stand in stark contrast to the general economy. As a result of the hard work on the part of our associates, management and Board, our progress has translated into more prosperous results for our constituents.

The advances we have made and our focus on continuous improvement is predicated on a value proposition that is client-focused. We believe providing excellent service, understanding client needs, keeping an attention to detail and making decisions close to the client is the value proposition clients are looking for and one that positions us as the bank of choice in all of our markets.

The Path of Progression

The Latin prefix "pro" means "forward." For the past two years, IBERIABANK has been proactive in all areas of the Company and has delivered impressive results. The path of progression begins with promises made and continues to thrive when profitable results are produced. The year 2001 was indicative that our commitment to hard work is just beginning. We are committed to making progress in which all parties involved will continue to prosper as we rise to new heights.



Promise
Produce
Progress
Prosper

Promise

We firmly believe that improvements in the core profitability of our Company translate into improved returns to our shareholders. On February 17, 2000, our stock price was $13.63 per share, down from $26.50 two years prior. On that day, we publicly laid out a change of strategic direction that included a few key financial metrics. The challenging financial goals were stated as follows:

- Double-digit fully diluted earnings per share (EPS) growth *(flat on a core basis at start)*
- 13% to 15% Return on Average Equity in 3-5 years *(9.00% at the start)*
- Tangible Efficiency Ratio below 50% by the end of the 3-5 year period *(64.6% at the start)*
- Annual balance growth throughout the 3-5 year period of:
  - Loans 7% to 10% *(growing 9.7% at start)*
  - Deposits 2% to 4% *(declining 9.9% at start)*

Produce

In order to produce the results to fulfill the promises made, our Company needed to focus on improvements on multiple fronts. We laid the groundwork for raising revenues, lowering expenses, improving balance sheet mix, managing the capital position, investing for future growth and lowering the risk posture of the Company. By the fourth quarter of 2001, we made significant strides on all of these fronts and made progress toward attainment of our challenging goals.

EPS Growth – On a core EPS basis, the Company earned on average $0.45 per fully diluted share per quarter throughout 1999. Since that time, we changed the trajectory of the earnings stream significantly. By the 4th quarter of 2001, EPS was $0.63, up 10.2% versus one-year prior and up 40% from the run-rate in the 4th quarter of 1999. For the full year, fully diluted EPS grew from $2.12 in 2000 to $2.36 in 2001, or an increase of 11.3%. For the full year and 4th quarter, total revenues climbed 8.5% and 18.0%, respectively versus the prior year. The revenue improvements were the result of improved balance sheet mix, mortgage-related income and a higher net interest margin. The margin improved from 3.88% in the 4th quarter of 2000 to 4.33% in the 4th quarter of 2001, or an improvement of 45 basis points. Total expenses increased 5.1% for the year and 24.4% in the 4th quarter of 2001 versus the same period in 2000. The significant increase in the 4th quarter is a result of senior management's decision to forgo their bonuses for 2000 that were accrued throughout the year. The reversal of bonuses in the 4th quarter of 2000 resulted in a substantial reduction in compensation expense during that quarter and for the year.

On a core basis, management stated a comfort range of $2.60 to $2.70 per share for 2002 or an increase of 10% to 14% over 2001 actual results. Including the impact of Financial Accounting Standards Statement No. 142, management anticipates EPS to improve 24% to 28% in 2002 compared to 2001.

Fully-Diluted EPS



Core EPS
IBES Est. EPS
$0.44
$0.45
$0.45
$0.44
$0.48
$0.46
$0.51
$0.50
$0.56
$0.53
$0.57
$0.56
$0.57
$0.56
$0.58
$0.58
$0.59
$0.59
$0.63
$0.62
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Return on Equity – Significant growth in profitability resulted in improved ROE throughout the year 2000. However, the continued improvement in profitability in 2001 translated into higher ROE for the full year 2001, but not on a quarterly basis. Throughout the year 2001, the Company rapidly increased its capital position. The Company's equity-to-assets ratio climbed from 9.10% at December 31, 2000 to 9.42% at December 31, 2001. This capital expansion occurred despite the completion of a $8.4 million share repurchase program totaling 300,000 shares that was completed on December 18, 2001.

Recurring ROE



9.32%
9.31%
9.26%
9.00%
10.26%
10.65%
11.08%
10.96%
10.87%
10.76%
10.68%
11.01%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Tangible Efficiency Ratio – Throughout the year 2001, the Company expanded revenues and controlled costs. The result of these efforts was a significant improvement in the Tangible Efficiency Ratio, a measure of the degree to which the Company is managed efficiently. (This ratio is simply the total non-interest expense less intangible amortization expense, divided by the sum of taxable equivalent net interest income plus noninterest income.) The Tangible Efficiency Ratio improved from 64.6% in late 1999 to 56.7% during 2000 to 55.0% during 2001. For the 4th quarter of 2001, the ratio dropped to 52.6%.


Core Tangible Efficiency Ratio (TE)
62.4%
63.8%
63.2%
64.6%
61.1%
60.0%
56.6%
55.3%
55.6%
56.9%
55.3%
52.6%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Annual Balance Growth – The Company exhibited strong growth in consumer and commercial loans throughout the year. Excluding mortgage loans, period-end loans climbed 15% during 2001. Mortgage loans declined 29% during the year as a result of three primary factors. First, mortgage loan refinancing reached record levels during the year resulting in reduced balances. Second, the Company retains adjustable rate mortgage loans that are originated. However, in the current rate environment, few clients are selecting adjustable rate loans. Finally, in the current market, clients are favoring fixed rate products and the Company generally sells the vast majority of current fixed rate production into the secondary market. Therefore, mortgage loan volumes declined due to the refinancing wave and mortgage balances were not replaced as the vast majority of new production was sold to investors.

The Company experienced exceptionally strong deposit growth, particularly in transaction type categories. Total deposits climbed $94 million, or 8.2%, during the year. Noninterest bearing deposits increased 19.4% and interest-bearing deposits grew 6.8% since year-end 2000. The deposit growth we experienced during 2001 was the result of many factors, including improved deposit pricing, product enhancements, equity market turmoil and intensified calling efforts of our associates.

Progress

Based on management's comfort ranges for 2002, management anticipates continued progress towards the goals outlined two years ago. Future earnings improvements are anticipated to be derived from many different sources. These sources include additional mix improvements in assets and liabilities, expansion of high quality revenue sources, continued expense management and volume expansion emanating from recent strategic hires. The Company has invested significantly in strategic personnel hires in each of the major markets served. These personnel additions provide the Company new high quality client relationships, that resulted in exceptional commercial balance growth. The combined impact of having the right people and the right value proposition are a powerful combination for future growth.

While we continue to develop our associates, our management team and our earnings stream, there are other improvements that may be less visible. The Company has made significant enhancements in the operating infrastructure of the organization. In addition, the Company began a review process of improving the distribution system. In January 2002, the Company announced the formation of Advisory Boards in Lafayette, New Iberia and New Orleans. A number of large local banks have done away with advisory boards with the mistaken belief that advisory boards serve very limited value. We believe community leaders that are members of advisory boards can provide unique and valuable insights into the communities served, potential client needs and how to "build a better bank". We are delighted to have the tremendous talent, leadership and wise counsel that these Advisory Board members bring to our organization. The commitment from a group of this caliber signifies their confidence in our track record and in our future. A listing of our newly formed Advisory Boards is provided in the back section of this report.

Both improving profitability and reducing the risk posture of the Company can enhance the value of a company. As described earlier, we have made tremendous progress in improving the profitability of the Company. In addition, we have made great progress in reducing the risk posture of the Company. Over the last two years, we have worked diligently to improve our credit risk and interest rate risk profiles.

On the credit risk side, we significantly increased the loan loss reserve, tightened underwriting guidelines and procedures, improved the underwriting risk/return dynamics, adopted more conservative FFIEC guidelines, rewrote the entire loan policy, aggressively and rapidly worked potential problem credits and established an internal loan review function. On the interest rate risk side, we restructured $45 million in low yielding bonds, liquidated approximately $100 million in poorly structured bonds, and reduced the negative sensitivity of interest rate changes on the earnings stream and market value of the Company. These risk posture improvements have been made over a period of time and at minimal cost.

Prosper

We have repeatedly stated our belief that enhancements to core earnings will drive improved returns to our shareholders. Over the last two years we have changed the trajectory of the earnings stream, produced eight consecutive quarters of record operating earnings, exceeded average analyst expectations in seven of the last eight quarters, invested for future growth and reduced the risk posture of the Company. The result of these actions was a 58% improvement in our stock price in 2000 and an additional 27% improvement in 2001. As indicated in the accompanying chart, our price improvements in both 2000 and 2001 exceeded nearly all comparable measures by a wide margin. In addition, the Company increased the dividends paid to shareholders by approximately 6%, further enhancing the total return to shareholders. On a total return basis, defined as the increase in stock price plus reinvested dividends, shareholders holding the shares on January 1, 2000 experienced a 115% total return through December 31, 2001.



Stock Price % Change
Year 2000
Year 2001
58%
27%
15%
11%
3%
-10%
-11%
-6%
-5%
-4%
S&P500
Dow Jones
Russell 2000
NASDAQ Bank
IBERIABANK

Sectors and Markets We Serve

We are deeply saddened by the tragic events and the loss of some friends of our organization surrounding September 11, 2001. We are amazed at the tremendous compassion, caring and support that the investment community has demonstrated during this period of loss. The impact of these tragic events and the associated general economic slowdown tested the fabric of our nation. However, the spirit and enduring strength of our nation will persevere. We are very fortunate to be in resilient sectors and communities, given the challenging economic circumstances our nation has faced recently. Energy and tourism sectors of the economy suffered in the wake of the September 11th attacks. While Louisiana as a whole has been affected via these two sectors, our organization has not been materially impacted.

Louisiana produces 5.6% of the nation's annual oil production (ranked fourth in the United States) and 26.5% of natural gas production (ranked second in the United States). In addition, the Acadiana market serves as the primary staging ground for supplying and servicing the exploration and drilling activities on the Continental Shelf off the coast of Louisiana and in deep water regions in the Gulf of Mexico. The price of both commodities experienced significant cyclical fluctuations over the last few years. Interestingly, the dramatic increases and subsequent softening in prices of these commodities have not had the degree of negative impact as in past years. Many years ago, price swings resulted in local economic gyrations that resembled "boom-and-bust" cycles. These cyclical swings have given way to consistent, steady improvements in the local economy. Many of the jobs tied to the energy industry have been absorbed by other sound sectors, such as a vibrant health care industry.

Local Acadiana economic statistics relating to retail sales, business commerce and the general housing market have all demonstrated exceptional strength. As an example, recent statistics show Lafayette Parish had the second lowest unemployment rate in the state at 3.9%. IBERIABANK serves the six-parish Acadiana region with 23 offices and has the second largest deposit market share. During 2001, we increased loans by 18.3% and deposits by 7.3% in this market.

The tourism industry in Acadiana is rebounding. A new convention center will open in 2002 in the heart of Lafayette and is expected to have a positive economic impact on the "hub city" as well as the surrounding rural communities. A new interstate system, Interstate 49, is a corridor that currently connects Alexandria in the middle of the state to Lafayette. Funding has been approved and plans drawn for the next leg to run through Lafayette, New Iberia and east to New Orleans. The crossroad of Interstate 10 and I-49 should increase accessibility through the Acadiana region and should continue to make this market attractive to business development.

IBERIABANK's direct exposure to the energy segment is fairly insignificant. Oil and gas related businesses account for only 9% of the total loan portfolio. Likewise, IBERIABANK's exposure to the hospitality segment is very minimal, equating to less than 4.7% of the total loan portfolio. The majority of our hospitality exposure is in the New Orleans market.

The New Orleans market, which has significant ties to the tourism trade, experienced an initial slowdown but has since rebounded to pre-September levels. A significant portion of the tourism trade in New Orleans arrives by car and rail, in addition to air traffic. Of the air traffic, much of this is associated with particular events that remain quite robust (conventions, conferences, Super Bowl, Mardi Gras, Jazz Fest, NCAA Regionals, etc.). New Orleans has probably been less affected than many other tourist destinations as a result of tourist apprehension regarding air travel. Recent employment statistics show Jefferson Parish, where the vast majority of IBERIABANK's New Orleans deposits reside, had the 5th lowest unemployment rate in the state. Since the beginning of 2001, our growth in loans and deposits was 41% and 16.8%, respectively. Our growth in New Orleans was primarily in the commercial and public finance arenas. During 2001, we opened a new office in the Central Business District in New Orleans to better serve our growing client base in that area.

Additional branch expansion is expected in the Greater New Orleans market in 2002. IBERIABANK currently serves the New Orleans market with eight offices.

Northeast Louisiana has no energy and very little tourism exposure. The communities of Monroe, West Monroe and Ruston have very stable and favorable demographic characteristics. Monroe and West Monroe serve as the commerce and trade hub for the northeastern part of the state. The area boasts many service and light manufacturing businesses that continually provide excellent employment opportunities for the region. Recent employment statistics indicate Ouachita Parish had the 7th lowest unemployment rate in the state. Likewise, Lincoln Parish, of which Ruston is the parish seat, had the 8th lowest unemployment rate in the state. Lincoln Parish is the home of two major universities—Louisiana Tech University in Ruston and Grambling State University in nearby Grambling. IBERIABANK has 11 offices serving this two-parish market, with the third largest market share. Since the beginning of 2001, loans decreased by 15.3% and deposits grew 2.9% in Northeast Louisiana.

Community Involvement

IBERIABANK has been and will continue to be committed to investing in the needs of the communities it serves. By supporting education, the arts and efforts that help those in need, we can enrich the communities in which our customers live, work and play. Through sponsorships, donations and volunteerism, IBERIABANK believes in building strong communities for a promising tomorrow.

In all of our markets, we support organizations such as United Way, the American Heart Association, a variety of arts and cultural programs and a number of initiatives that benefit the underprivileged. The Company is actively involved in the chambers of commerce, the boards of realtors and other industry specific organizations. Several significant contributions in 2001 deserve recognition.

The Lafayette market was recognized by United Way with the highest honor available, the Torian Award. The award was given to IBERIABANK for the exceptional participation of employees, the corporate donation and for the creativity used throughout the campaign.

The New Iberia market continues to positively impact the efforts of the Southern Mutual Help Association by volunteering time and resources to assist the challenged, predominately rural communities in the area.

In Monroe, the bank and an associate were named the 2001 Affiliate of the Year by the Northeast Louisiana Board of Realtors. The bank was also nominated for the annual BART Arts Award for its contribution to the arts in the region.

Investing in the community is one aspect of the mission of our company to meet the varying needs of our clients and employees. The Company is focused on providing exceptional service, an enjoyable atmosphere and an environment that nurtures the growth of our people and the Company as a whole.

Our Mission Statement

A Mission Statement is designed to provide guidance to associates, management, Board of Directors, clients, communities served and shareholders regarding the sense of purpose and direction of the Company. We are very client focused, conservative in our business practices, expect high performance from our associates, and believe the communities in which we serve are critical to the well being of our Company.

MISSION STATEMENT

- PROVIDE EXCEPTIONAL VALUE-BASED CLIENT SERVICE
- GREAT PLACE TO WORK
- GROWTH THAT IS CONSISTENT WITH HIGH PERFORMANCE
- SHAREHOLDER FOCUSED
- STRONG SENSE OF COMMUNITY

This powerful path of progression is the story of IBERIABANK. The year 2001 is a chapter of our life we are proud of and believe it sets the stage for continuous improvement. Management will continue to refine the Company with innovative ideas and a commitment to quality. The combined efforts of the management team, the Board of Directors and experienced associates will continue to develop a dynamic company that is of great value to our customers, employees, shareholders and the community. *IBERIABANK is just beginning to spread its wings.*

Forward-Looking Information Safe Harbor Statement

Statements contained in this report which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiary constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

List of Accomplishments 2001

- By the 4th quarter of 2001, earnings per share was $0.63, up 10.2% versus one-year prior.
- For the full year, fully diluted EPS grew from $2.12 in 2000 to $2.36 in 2001, an increase of 11.3%.
- For the full year and 4th quarter, total revenues climbed 8.5% and 18.0%, respectively, versus the prior year.
- Equity-to-assets ratio climbed from 9.10% at December 31, 2000 to 9.42% at December 31, 2001.
- The Tangible Efficiency Ratio improved from 64.6% in late 1999 to 56.7% during 2000 to 55.0% during 2001. For the 4th quarter of 2001, the ratio dropped to 52.6%.
- Total deposits climbed $94 million, or 8.2%, during the year. Noninterest bearing deposits increased 19.4% and interest-bearing deposits grew 6.8% since year-end 2000.
- Loans climbed 15% during 2001 (excluding mortgage loans).
- Dividends paid to shareholders increased by approximately 6%. On a total return basis, shareholders holding the shares on January 1, 2000 experienced a 115% total return through December 31, 2001.
- New market headquarters office opened in the Central Business District of New Orleans.
- A new Northeast Louisiana market headquarters office opened on Royal Avenue in Monroe.
- The formation of Advisory Boards in Lafayette, New Iberia and New Orleans were announced.
- The number of analysts following the Company grew from four to eight.
- Several markets were recognized for significant contributions to the communities they serve.
- Mortgage production was at an all time high of $176 million, 83% higher than last year.
- "Community Celebrations" were continued with one held in the New Iberia market to thank existing customers and to continue to build relationships with potential clients, the media and community leaders.
- In July 2001, the Company was included for the first time in the Russell 2000 Index. The Index is a basket of market weighted stocks.
- An $8.4 million share repurchase program was completed on December 18, 2001 totaling 300,000 shares.
- Two new board members from the New Orleans area were added to the Board of Directors.



Financial *Information*

IBERIABANK Corporation™

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share data)

	December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data					
Total assets	$1,426,825	$1,396,162	$1,363,578	$1,401,630	$947,282
Cash and cash equivalents	51,681	34,541	47,713	145,871	44,307
Loans receivable	956,015	940,525	842,878	768,235	660,063
Investment securities	321,907	344,545	384,881	377,556	192,442
Goodwill and acquisition intangibles	35,644	38,796	42,063	45,352	16,358
Deposit accounts	1,237,394	1,143,187	1,100,014	1,220,594	786,864
Borrowings	43,776	114,843	135,053	45,639	46,728
Shareholders' equity	134,417	127,042	117,189	123,967	115,564
Book value per share	$ 23.03	$ 20.99	$ 18.62	$ 18.91	$ 17.75
Tangible book value per share	16.92	14.58	11.94	11.99	15.24

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Income Statement Data					
Interest income	$ 100,368	$ 103,966	$ 95,029	$ 79,224	$ 69,607
Interest expense	46,018	52,730	45,380	38,458	36,050
Net interest income	54,350	51,236	49,649	40,766	33,557
Provision for loan losses	5,046	3,861	2,836	903	1,097
Net interest income after provision for loan losses	49,304	47,375	46,813	39,863	32,460
Noninterest income	15,144	12,818	13,735	10,214	5,664
Noninterest expense	41,711	39,704	44,881	33,758	29,001
Income before income taxes	22,737	20,489	15,667	16,319	9,123
Income taxes	8,229	7,514	6,138	6,182	3,780
Net income	$ 14,508	$ 12,975	$ 9,529	$ 10,137	$ 5,343
Earnings per share - basic	$ 2.48	$ 2.14	$ 1.55	$ 1.61	$ 0.86
Earnings per share - diluted	2.36	2.12	1.53	1.56	0.83
Cash earnings per share - diluted	2.76	2.54	1.95	1.84	1.07
Cash dividends per share	0.70	0.66	0.63	0.57	0.45

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Key Ratios[1]					
Return on average assets	1.02%	0.94%	0.70%	0.93%	0.57%
Return on average equity	10.83	10.75	7.84	8.47	4.66
Equity to assets at the end of period	9.42	9.10	8.59	8.84	12.20
Earning assets to interest-bearing liabilities	116.99	114.66	112.83	114.55	113.91
Interest rate spread[2]	3.52	3.36	3.50	3.48	3.09
Net interest margin (TE)[2][3]	4.11	3.95	3.96	4.03	3.63
Noninterest expense to average assets	2.94	2.87	3.31	3.11	3.07
Efficiency ratio[4]	60.02	61.99	70.81	66.22	73.94
Tangible efficiency ratio (TE)[3]	55.03	56.72	65.29	62.12	69.93
Dividend payout ratio	28.71	31.42	41.88	36.56	54.41
Asset Quality Data					
Nonperforming assets to total assets at end of period[5]	0.91%	0.57%	0.24%	0.44%	0.28%
Allowance for loan losses to nonperforming loans at end of period[5]	159.86	135.78	279.25	124.37	244.56
Allowance for loan losses to total loans at end of period	1.16	1.09	1.04	0.93	0.80
Consolidated Capital Ratios					
Tier 1 leverage capital ratio	6.95%	6.67%	6.26%	5.81%	10.54%
Tier 1 risk-based capital ratio	9.96	10.05	9.42	9.89	18.52
Total risk-based capital ratio	11.09	11.19	10.43	10.80	19.50

(1) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(2) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(3) Fully taxable equivalent (TE) calculations use a marginal tax rate of 35%.

(4) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.

(5) Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and reposessed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of IBERIABANK Corporation (the "Company") and its subsidiary for the years ended December 31, 1999 through 2001. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

OVERVIEW

During 2001, the Company earned $14.5 million, or $2.36 per share on a diluted basis. This is an 11% increase over the $2.12 per share, or $13.0 million earned for 2000. Earnings performance for 2001 was influenced by many factors, the key components of which are summarized below.

- Net interest income increased by $3.1 million, or 6%. The corresponding net interest margin on a tax-equivalent basis improved to 4.11% from 3.95%. This was largely attributable to the management of interest rates in the declining rate environment coupled with an improved mix of earning assets and interest-bearing liabilities.
- Improvement in noninterest income of $2.3 million was reflected in 2001 as compared to the prior year. Of this amount, $1.8 million was the effect of increased gains on the sale of mortgage loans.
- Noninterest expense increased by $2.0 million from 2000 to 2001. Compensation expense was $2.7 million higher from year to year. This was due in part to management's commitment to make strategic hires across the Company as opportunities are presented and also the result of the increasing cost of benefit expenses. Additionally, 2001 included a full bonus payout as compared to the prior year in which senior management chose not to receive bonuses. This was partially offset by the favorable impact of ongoing expense control efforts throughout the Company.
- The 2001 provision for loan losses increased by $1.2 million as compared to 2000 due to a changing mix within the loan portfolio and reserves attached to specific credits.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of any interest or dividend-bearing asset, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company's primary source of income. Total average earning assets increased $29 million in 2001 as compared to 2000. Although this increase was a modest 2%, overall mix improvement allowed the Company to realize a 7.58% return in 2001 as compared to 8.01% in the prior year, even in light of a substantially lower rate environment.

2001 Year-End Earning Assets


Investment Cash
1.2%
Investment
Securities & Stock
24.8%
Loans held
for Sale
1.2%
Mortgage Loans
15.5%
Consumer Loans
30.9%
Commercial Loans
26.3%

Loans and Allowance for Possible Loan Losses – Lending activities resulted in growth of $15.5 million, or 1.6%, to $956.0 million in the loan portfolio at December 31, 2001 as compared to $940.5 million at December 31, 2000. The increase during 2001 was primarily due to growth in commercial loans of $70.4 million, or 25.5%, and growth in consumer loans of $27.5 million, or 7.3%, which was offset by a reduction in mortgage loans of $82.4 million, or 28.7%. The mix change in the loan portfolio reflects management's continued emphasis on commercial and consumer lending. As a result of the declining mortgage loan portfolio, which is composed primarily of adjustable rate mortgages, the percentage of fixed rate loans within the total loan portfolio has increased slightly from 70% in 2000 to 72% in 2001. The following table sets forth the composition of the Company's loan portfolio as of December 31 for the years indicated.

Table 1 – Loan Portfolio Composition

	December 31,									
(dollars in thousands)	2001		2000		1999		1998		1997	
Commercial loans:										
Real estate	$228,284	24%	$196,479	21%	$157,248	19%	$117,768	15%	$ 50,462	8%
Other	117,530	12	78,986	8	82,485	10	83,237	11	57,620	9
Total commercial loans	345,814	36	275,465	29	239,733	29	201,005	26	$108,082	17
Mortgage loans:										
Residential 1-4 family	198,403	21	279,193	30	266,161	31	299,987	39	370,055	56
Construction	5,915	1	7,482	1	6,381	1	7,402	1	7,890	1
Total mortgage loans	204,318	22	286,675	31	272,542	32	307,389	40	377,945	57
Loans to individuals:										
Indirect automobile	220,698	23	205,143	22	179,350	21	118,529	15	94,282	14
Home equity	114,056	12	108,070	11	91,531	11	73,185	10	34,192	5
Other	71,129	7	65,172	7	59,722	7	68,127	9	45,562	7
Total consumer loans	405,883	42	378,385	40	330,603	39	259,841	34	174,036	26
Total loans receivable	$956,015	100%	$940,525	100%	$842,878	100%	$768,235	100%	$660,063	100%

The New Orleans and South Central Louisiana markets continue to generate the majority of the commercial loan growth. This was the result of the addition of several customers, with no one customer representing a disproportionate percentage of the increase. Consumer loan increases were due largely to indirect automobile loan growth of $15.6 million, with a continued focus on prime paper. Additional increases in other consumer loans came from across the state. Mortgage loan decreases were mainly the result of the sale of fixed rate loan originations and normal mortgage paydowns. During 2001, there was a greater demand by customers for fixed rates on both new and refinanced mortgage loans in the lower rate environment. Additionally, as a result of pricing opportunities available in the secondary market and the high likelihood of refinancing in the fixed rate portfolio, a select group of mortgage loans totaling $15.4 million, which were originated as construction loans and previously held in the portfolio, were sold during 2001.

The Company has transitioned its loan portfolio to be more representative to that of a commercial bank, which typically have higher charge-off and nonperforming levels, but produce higher returns for investors. Critical to the Company's success in this transition is managing the changing risk profile of the loan portfolio by revising credit policies and procedures to bring them in-line with those of a commercial institution. Over the past two years, many changes have been made and more are planned for the future. The Company has already significantly increased the allowance for loan losses, tightened underwriting guidelines and procedures, improved the underwriting risk/return dynamics, adopted more conservative consumer loan charge-off and nonaccrual guidelines, rewritten the entire loan policy and established an internal loan review function. In implementing these changes, management identified some loans that were experiencing difficulties. These loans, which are reflected in the nonperforming asset loan classification, were disclosed quickly and accounted for conservatively. As it relates to the Company's philosophy on nonperforming assets, management has a commitment to shareholders that it will quickly recognize problem loans, disclose them to investors and address them. Historically, management feels that this commitment has been satisfied and plans to continue to satisfy this commitment in the future as efforts are made to improve the risk adjusted level of return within the loan portfolio. For additional information on loans, see Note 4 to the Consolidated Financial Statements.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $7.0 million and $7.5 million at December 31, 2001 and 2000, respectively. The Company's foreclosed property amounted to $6.0 million and $421,000 at December 31, 2001 and 2000, respectively. The increase in foreclosed property was primarily attributable to two large commercial real estate properties totaling $4.9 million, which the Company took possession of during the fourth quarter of the year. As a percentage of total assets, the Company's total nonperforming assets, which consist of nonperforming loans plus foreclosed property, amounted to $13.0 million, or 0.9% at December 31, 2001 compared to $8.0 million, or 0.6%, at December 31, 2000. The following table sets forth the composition of the Company's nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

Table 2 – Nonperforming Assets and Troubled Debt Restructurings

	December 31,				
(dollars in thousands)	2001	2000	1999	1998	1997
Nonaccrual loans:					
Commercial, financial and agricultural	$ 4,088	$5,169	$1,293	$ 259	$ 30
Mortgage	122	137	208	481	1,698
Loans to individuals	1,053	161	429	439	419
Total nonaccrual loans	5,263	5,467	1,930	1,179	2,147
Accruing loans 90 days or more past due	1,691	2,074	1,203	4,558	3
Total nonperforming loans [1]	6,954	7,541	3,133	5,737	2,150
Foreclosed property	6,009	421	185	384	473
Total nonperforming assets [1]	12,963	7,962	3,318	6,121	2,623
Performing troubled debt restructurings	–	–	–	–	–
Total nonperforming assets and troubled debt restructurings [1]	$12,963	$7,962	$3,318	$6,121	$2,623
Nonperforming loans to total loans [1]	0.73%	0.80%	0.37%	0.75%	0.33%
Nonperforming assets to total assets [1]	0.91%	0.57%	0.24%	0.44%	0.28%
Nonperforming assets and troubled debt restructurings to total assets [1]	0.91%	0.57%	0.24%	0.44%	0.28%

[1] Nonperforming loans and assets include accruing loans 90 days or more past due

The allowance for loan losses amounted to $11.1 million, or 1.2% and 159.9% of total loans and total nonperforming loans, respectively, at December 31, 2001 compared to 1.1% and 135.8%, respectively, at December 31, 2000. The allowance for loan losses increased $878,000, or 8.6%, from $10.2 million at December 31, 2000. The increase included a $5.0 million provision for loan losses. The increase in the allowance for loan losses as a percentage of nonperforming loans was attributable to the decrease in nonperforming loans and a higher level of reserves in the allowance for loan losses.

The level of charge-offs for 2001 increased as a result of several factors. One of the contributing causes was related to a large commercial credit for which reserves were provided at the end of the year 2000. Due to foreclosure proceedings on this property during 2001, the loan was charged down during the year to the appraised value less the cost to sell. The year 2001 also brought a higher level of consumer bankruptcies consistent with a similar increase around the state and the country due to the weakening of the national economy and also in anticipation of changes in the bankruptcy law. As mentioned previously, in compliance with Federal Financial Institutions Council ("FFIEC") guidelines, the Company implemented tighter consumer policies that resulted in an initial acceleration of charge-offs into 2001. Despite the increase in the charge-off ratio as compared to previous periods, the Company believes it is comparable to peer institutions with assets in the $1 to $10 billion range based on data published by the FFIEC. The following table sets forth the activity in the Company's allowance for loan losses for the periods indicated.

Table 3 – Summary of Activity in the Allowance for Loan Losses

	Year Ended December 31,				
(dollars in thousands)	2001	2000	1999	1998	1997
Allowance at beginning of period	$10,239	$ 8,749	$7,135	$5,258	$4,615
Allowance from acquisition	–	–	–	1,392	–
Provisions	5,046	3,861	2,836	903	1,097
Charge-offs:					
Commercial, financial and agricultural	1,861	1,174	140	43	191
Mortgage	15	37	71	2	50
Loans to individuals	2,797	1,654	1,460	818	562
Total charge-offs	4,673	2,865	1,671	863	803
Recoveries:					
Commercial, financial and agricultural	110	52	86	175	55
Mortgage	17	22	37	36	79
Loans to individuals	378	420	326	234	215
Total recoveries	505	494	449	445	349
Net charge-offs	(4,168)	(2,371)	(1,222)	(418)	(454)
Allowance at end of period	$11,117	$10,239	$8,749	$7,135	$5,258
Allowance for loan losses to total loans at end of period	1.16%	1.09%	1.04%	0.93%	0.80%
Net charge-offs to average loans	0.44%	0.26%	0.15%	0.06%	0.07%

The allowance for loan losses is maintained at an appropriate level based on management's analysis of the potential risk in the loan portfolio. This is the result of various factors, including historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area and other elements related to the collectibility of the Company's loan portfolio. Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2001 based on facts and circumstances available, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations. The following table presents the allocation of the allowance for loan losses in each category listed as of the dates indicated.

Table 4 – Allocation of the Allowance for Loan Losses

	December 31,									
(dollars in thousands)	2001		2000		1999		1998		1997	
Commercial, financial and agricultural	$5,066	46%	$4,152	41%	$3,484	40%	$2,714	38%	$1,921	36%
Real estate - mortgage	555	5	763	7	773	9	1,303	18	1,589	30
Real estate - construction	17	0	21	0	18	0	32	1	38	1
Loans to individuals	5,000	45	4,616	45	3,828	44	2,412	34	1,710	33
Unallocated	479	4	687	7	646	7	674	9	–	0
Total allowance for loan losses	$11,117	100%	$10,239	100%	$8,749	100%	$7,135	100%	$5,258	100%

Investment Securities – At December 31, 2001, investment securities of the Company that were classified as available for sale amounted to $219.8 million, which includes a pre-tax net unrealized gain of $1.1 million. At such date, $126.6 million of this investment portfolio consisted of mortgage-backed securities, $34.8 million consisted of U.S. Government and Federal agency obligations, and $38.5 million consisted of other debt securities. The remaining balance of $19.9 million was composed of U.S. treasury securities, obligations of state and political subdivisions, and other marketable equity securities. At December 31, 2001, $102.1 million of the Company's investment securities were classified as held to maturity with a pre-tax net unrealized gain of $34,000. At such date, $54.6 million of this investment portfolio consisted of mortgage-backed securities and $34.2 million consisted of U.S. Government and Federal agency obligations. The remaining balance of $13.3 million was primarily composed of obligations of state and political subdivisions.

Investment securities decreased by an aggregate of $22.6 million, or 6.6%, to $321.9 million at December 31, 2001 compared to $344.5 million at December 31, 2000. This decrease was the result of $76.8 million from scheduled principal payments and maturities, $118.9 million in sales of investment securities and $722,000 from the amortization of premiums and accretion of discounts, all of which were offset by the purchase of investment securities amounting to $168.6 million and a $4.7 million improvement in the market value of investment securities available for sale. A favorable rate environment provided the opportunity to reduce market risk by selling securities from the Company's portfolio during the year, while recognizing a nominal gain of $119,000. Funds generated as a result of sales and prepayments were used to reduce borrowings and purchase other securities. Excess funds are invested overnight and will be used to fund future loan growth and additional purchases of securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

Short-term Investments – Excess overnight funds are currently invested in an interest-bearing deposit account at the Federal Home Loan Bank ("FHLB") of Dallas, the total balance of which earns interest at the ending FHLB discount rate. As a result of increased liquidity, the balance in this account increased by $13.2 million, from $2.5 million at December 31, 2000 to $15.7 million at December 31, 2001. The rate in effect at December 31, 2001 was 1.47%.

Loans Held for Sale – Loans held for sale increased $12.5 million, or 374.1%, to $15.9 million at December 31, 2001 compared to $3.3 million at December 31, 2000. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. The increase was largely attributable to increased demand by consumers for fixed rate loans in the current low rate environment. In most cases, loans in this category are sold within thirty days. It is currently the Company's posture that it is preferable to sell these loans and recognize the attendant up front income rather than assume the rate risk associated with a longer term asset at the current rates.

Of the total single-family mortgage originations during 2001, 80.1% were sold in the secondary market compared to 40.4% in 2000. The increase in the percentage of originations sold was attributable to an increase in fixed rate loans originated in 2001, which are generally not held in the portfolio.

Funding Sources

Deposits, offered to our customers through a wide array of products, are the primary source of funding for the Company. Our focus continues to be increasing core deposits through the development of long-term relationships. Other funding sources include short-term and long-term borrowings and shareholders' equity. The following discussion highlights the major changes in the mix during 2001.

Deposits – Deposits increased by $94.2 million, or 8.2%, to $1.2 billion at December 31, 2001 compared to $1.1 billion at December 31, 2000. The increase in deposits continues to reflect relatively balanced growth across all markets and deposit categories. The Company believes it to be the result of several factors including the development of customer relationships, opportunities in the public funds arena and clients shifting out of equity markets. Certificates of deposit $100,000 and over increased $12.9 million, or 9.1%, from $141.1 million at December 31, 2000 to $153.9 million at December 31, 2001. At December 31, 2001, $154.6 million, or 12.5%, of the Company's total deposits were noninterest bearing, compared to $129.5 million, or 11.3%, at December 31, 2000. Additional information regarding deposits is provided in Note 7 to the Consolidated Financial Statements and in Table 5 of this section.

2001 Year-End Deposits


NOW Accounts 20%
Savings & Money Market 25%
Noninterest Bearing Deposits 12%
Certificates of Deposit 43%

Short-term Borrowings – The Company's short-term borrowings at December 31, 2001 were comprised of $8.1 million of securities sold under agreements to repurchase and $4.2 million outstanding on a $15.0 million line of credit with a correspondent bank. The Company's short-term borrowings of $54.0 million at December 31, 2000 consisted of advances from the FHLB of Dallas. Total short-term borrowings decreased $41.7 million, or 77.1%, to $12.3 million at December 31, 2001 compared to $54.0 million at December 31, 2000. The weighted average rate on short-term borrowings was 2.57% at December 31, 2001, compared to 6.40% at December 31, 2000. For additional information regarding short-term borrowings, see Note 8 to the Consolidated Financial Statements.

Long-term Borrowings – At December 31, 2001, the Company's long-term borrowings were comprised of fixed rate advances from FHLB of Dallas. Long-term borrowings decreased $29.4 million, or 48.3%, to $31.4 million at December 31, 2001 compared to $60.8 million at December 31, 2000. The Union Planters Bank line of credit debt, which amounted to $9.2 million at the end of the year 2000, was paid off during 2001. The remaining debt, which is composed of FHLB long-term advances, cannot be paid off without incurring substantial prepayment penalties. Normal amortization payments on this debt accounted for the remaining decrease. For additional information, including maturities of long-term borrowings, see Note 9 to the Consolidated Financial Statements.

Shareholders' Equity – Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2001, shareholders' equity totaled $134.4 million, an increase of $7.4 million from the previous year-end level. The increase in shareholders' equity in 2001 was the result of net income of $14.5 million, $1.4 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust, $610,000 of common stock earned by participants of the Company's Recognition and Retention Plan ("RRP") trust, $352,000 for the reissuance of treasury stock for stock options exercised, and a $3.0 million improvement in the unrealized market value adjustment on securities available for sale, all of which were partially offset by cash dividends declared on the Company's common stock of $4.2 million, and repurchases of $8.4 million of the Company's common stock which were placed into treasury.

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System imposes similar capital regulations on bank holding companies. At December 31, 2001, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 6.95%, a Tier 1 risk-based capital ratio of 9.96% and a total risk-based capital ratio of 11.09%. At December 31, 2001, IBERIABANK exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.23%, a Tier 1 risk-based capital ratio of 10.35% and a total risk-based capital ratio of 11.48%.


Regulatory Capital
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Tier 1 leverage ratio
Tier 1 risk-based ratio
Total risk-based ratio
Required
IBERIABANK Corp.
IBERIABANK

RESULTS OF OPERATIONS

The Company reported net income of $14.5 million, $13.0 million and $9.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Earnings in 1999 included a $454,000 after tax gain on the sale of property and a $766,000 after tax expense in restructuring charges. Without these and other one-time or non-operating items, the Company would have reported net income of $11.2 million for 1999. Earnings per share on a diluted basis, including any one-time items, was $2.36 for 2001, $2.12 for 2000 and $1.53 for 1999. During 2001, interest income decreased $3.6 million, interest expense decreased $6.7 million, the provision for loan losses increased $1.2 million, noninterest income increased $2.3 million, noninterest expense increased $2.0 million and income tax expense increased $715,000. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $16.9 million, $15.5 million and $12.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Management is committed to continually improve the earnings stream. Considerable attention to the ongoing use of funds is required to achieve this objective. Interest income, which is the primary component of earnings, is principally derived from investing available cash from funding sources into loans and investment securities. In order to achieve best use of funds, the rate/risk returns associated with these instruments are subject to constant evaluation. Expense management is another tool utilized toward this objective. As part of the corporate culture, every dollar spent is closely watched. The need to improve profits of the Company requires an ongoing focus on expense control. In addition to monitoring discretionary expense, suitable staffing levels are regularly reviewed. Lower levels in headcount as compared to prior years have resulted in a flattened organizational structure that has several benefits. Many of the members of the senior management team have multiple functional responsibilities. This approach to human resource management provides maximum efficiency of talent, an understanding of client needs across disciplines, deeper knowledge of all facets of the Company and creative problem solving. Our focus on appropriate use of funds is intended to benefit not only the Company, but our clients and shareholders as well.

Net Interest Income – Net interest income is the difference between interest realized on earning assets net of interest paid on interest-bearing liabilities. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.52%, 3.36%, and 3.50% during the years ended December 31, 2001, 2000, and 1999, respectively. The Company's net interest margin on a taxable equivalent basis, which is net interest income as a percentage of average earning assets, was 4.11%, 3.95% and 3.96% during the years ended December 31, 2001, 2000 and 1999, respectively.

Net Interest Margin (TE)



4.20%
4.10%
4.00%
3.90%
3.80%
3.70%
3.60%
3.50%
3.40%
3.20%
3.63%
4.03%
3.96%
3.95%
4.11%
1997
1998
1999
2000
2001

Table 5 – Average Balances, Net Interest Income and Interest Yields / Rates

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

	Years Ended December 31,								
(dollars in thousands)	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:									
Loans receivable:									
Mortgage loans	$ 252,696	$ 19,859	7.86%	$ 288,198	$ 22,654	7.86%	$ 278,905	$ 22,399	8.03%
Commercial loans (TE)	298,586	23,945	7.98	261,463	24,763	9.37	217,774	19,585	8.88
Consumer and other loans	396,778	35,461	8.94	361,022	31,963	8.85	296,069	25,629	8.66
Total loans	948,060	79,265	8.35	910,683	79,380	8.69	792,748	67,613	8.50
Loans held for sale	9,184	682	7.43	1,785	167	9.36	13,890	764	5.50
Investment securities (TE)	298,601	17,833	6.04	370,836	23,545	6.36	412,888	25,160	6.11
Federal Home Loan Bank stock	6,440	277	4.30	7,352	583	7.93	8,175	448	5.48
Other earning assets	62,285	2,311	3.71	4,932	291	5.90	24,128	1,044	4.33
Total earning assets	1,324,570	100,368	7.58	1,295,588	103,966	8.01	1,251,829	95,029	7.58
Allowance for loan losses	(10,061)			(9,096)			(7,792)		
Nonearning assets	104,471			96,996			112,814		
Total assets	$1,418,980			$1,383,488			$1,356,851		
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 207,851	3,473	1.67	$ 179,746	3,554	1.98	$ 192,528	3,734	1.94
Savings and money market accounts	291,009	7,794	2.68	251,834	8,879	3.53	218,624	5,248	2.40
Certificates of deposit	572,532	30,860	5.39	575,828	32,133	5.58	618,582	31,518	5.10
Total deposits	1,071,392	42,127	3.93	1,007,408	44,566	4.42	1,029,734	40,500	3.93
Borrowings	53,354	3,634	6.72	122,522	8,164	6.55	79,741	4,880	6.02
Securities sold under agreements to repurchase	7,462	257	3.40	–	–	–	–	–	–
Total interest-bearing liabilities	1,132,208	46,018	4.06	1,129,930	52,730	4.65	1,109,475	45,380	4.08
Noninterest-bearing demand deposits	140,393			121,494			116,097		
Noninterest-bearing liabilities	12,473			11,378			9,789		
Total liabilities	1,285,074			1,262,802			1,235,361		
Shareholders' equity	133,906			120,686			121,490		
Total liabilities and shareholders' equity	$1,418,980			$1,383,488			$1,356,851		
Net earning assets	$ 192,362			$ 165,658			$ 142,354		
Net interest spread		$ 54,350	3.52%		$ 51,236	3.36%		$ 49,649	3.50%
Net interest margin (TE)			4.11%			3.95%			3.96%
Ratio of earning assets to interest-bearing liabilities	116.99%			114.66%			112.83%		

Table 6 – Summary of Changes in Net Interest Income

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed change (changes in rate multiplied by changes in volume) and (iv) total increase (decrease).

	Years Ended December 31,							
	2001/2000 Change Attributable To				2000/1999 Change Attributable To			
(dollars in thousands)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
Earning assets:								
Loans:								
Mortgage loans	$(2,791)	$ (5)	$ 1	$(2,795)	$ 746	$ (475)	$ (16)	$ 255
Commercial loans	3,516	(3,795)	(539)	(818)	3,929	1,040	209	5,178
Consumer and other loans	3,166	302	30	3,498	5,623	583	128	6,334
Loans held for sale	692	(34)	(143)	515	(666)	536	(467)	(597)
Investment securities	(4,586)	(1,398)	272	(5,712)	(2,563)	1,055	(107)	(1,615)
Federal Home Loan Bank stock	(72)	(267)	33	(306)	(45)	200	(20)	135
Other earning assets	3,384	(108)	(1,256)	2,020	(831)	380	(302)	(753)
Total net change in income on earning assets	3,309	(5,305)	(1,602)	(3,598)	6,193	3,319	(575)	8,937
Interest-bearing liabilities:								
Deposits:								
NOW accounts	556	(551)	(86)	(81)	(248)	73	(5)	(180)
Savings and money market accounts	1,381	(2,134)	(332)	(1,085)	797	2,460	374	3,631
Certificates of deposit	(184)	(1,095)	6	(1,273)	(2,178)	3,001	(208)	615
Borrowings	(4,112)	(325)	164	(4,273)	2,618	433	233	3,284
Total net change in expense on interest-bearing liabilities	(2,359)	(4,105)	(248)	(6,712)	989	5,967	394	7,350
Change in net interest income	$ 5,668	$(1,200)	$(1,354)	$ 3,114	$ 5,204	$(2,648)	$ (969)	$ 1,587

Net interest income increased $3.1 million, or 6.1%, in 2001 to $54.3 million compared to $51.2 million in 2000. Such increase was due to a $6.7 million, or 12.7%, decrease in interest expense, which was partially offset by a $3.6 million, or 3.5%, decrease in interest income. In 2000, net interest income increased $1.6 million, or 3.2%, to $51.2 million compared to $49.6 million in 1999. The reason for such increase was an $8.9 million, or 9.4%, increase in interest income, which was partially offset by a $7.3 million, or 16.2%, increase in interest expense.

Average loans made up 71.6% of average earning assets as of December 31, 2001 as compared to 70.3% at December 31, 2000. This was an increase of 4.1%. The increase in average loans was mainly funded by increased deposits and a decrease in investment securities. Average investment securities made up 22.5%

of average earning assets at December 31, 2001 compared to 28.6% at December 31, 2000. Average interest-bearing deposits made up 94.6% of average interest-bearing liabilities at December 31, 2001 compared to 89.2% at December 31, 2000. Average borrowings made up 4.7% of average interest-bearing liabilities at December 31, 2001 compared to 10.8% at December 31, 2000. Tables 5 and 6 further explain the changes in net interest income.

The FRB reduced overnight rates by 475 basis points during 2001. The Company is not significantly affected by changes in interest rates over an extended period of time; however, the Company is moderately asset sensitive in the 30-day period. As a result, rate reductions by the FRB did exert downward pressure on net interest income. Over time, the Company expects that loan volume and redeployment of a portion of these funds into investment securities will improve this sensitivity. The Company will continue to monitor investment opportunities and weigh the associated risk/return. Downward repricing of the maturing certificate of deposit portfolio in the current low rate environment has allowed the Company to significantly reduce funding costs offsetting the negative impact of FRB rate reductions. It is believed that any potential run off in this category as a result of lowered rates will not adversely impact funding needs of the Company.

Provision for Loan Losses – Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on various factors as they relate to the Company's market area and the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

The Company made a provision for loan losses of $5.0 million in 2001, compared to $3.9 million and $2.8 million for 2000 and 1999, respectively. Net loan charge-offs for 2001 totaled $4.2 million, compared to $2.4 million for 2000. The increase in the provision for 2001 was mainly due to a large commercial credit that was placed on nonaccrual status late in the year. A discussion of nonperforming loans can be found in the section on "Loans and Allowance for Possible Loan Losses."

Noninterest Income – For 2001, the Company reported noninterest income of $15.1 million compared to $12.8 million for 2000. The primary reasons for the $2.3 million, or 18.1%, increase in noninterest income was a $1.8 million, or 451.6%, increase in gains on the sale of mortgage loans in the secondary market, a $182,000, or 13.9%, increase in ATM fee income due to increased up time, and a $179,000, or 6.5%, increase in other income. These increases were partially offset by a $1.7 million, or 85.3%, decrease in gain on sale of assets. Additionally, the year 2001 included a $119,000 gain on the sale of investment securities compared to a $1.8 million loss in 2000.

Total noninterest income amounted to $12.8 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. The primary reasons for the $917,000, or 6.7%, decrease in noninterest income in 2000 as compared to 1999 was a $1.8 million loss on sale of investments compared to no gain or loss in 1999, a $658,000, or 61.9%, decrease in gain on the sale of loans and a $180,000, or 6.1% decrease in other income. These decreases were partially offset by a $1.2 million, or 140.3%, increase in gain on sale of assets, a $256,000, or 3.3%, increase in service charges on deposit accounts and a $229,000, or 21.2%, increase in ATM fee income.

Noninterest Expense – Noninterest expense includes costs related to salary and employee benefits, occupancy and equipment, communication and delivery, marketing and business development, amortization of acquisition intangibles and other expenses. Noninterest expense amounted to $41.7 million, $39.7 million and $44.9 million for the three years ended December 31, 2001, 2000 and 1999, respectively.

The principal reason for the $2.0 million, or 5.1%, increase in noninterest expense for 2001 compared to 2000 was an increase in salaries and employee benefits of $2.7 million, or 14.5%. This was due in part to improving the delivery system across the state and management's commitment to improve overall staffing as opportunities are presented. In 2001, the Company also experienced a rising cost associated with employee benefits due in part to the increased market value of the stock as it relates to the Company's ESOP. Additionally, the year 2001 included a full bonus payout as compared to the prior year in which senior management chose to forego bonuses. These increases were partially offset by a $150,000, or 2.7%, decrease in occupancy and equipment expense, a $116,000, or 3.6%, decrease in the amortization of acquisition intangibles, a $113,000, or 8.3%, decrease in data processing expense and a $291,000, or 2.7%, decrease in all other expenses.

The main reason for the $5.2 million, or 11.5%, decrease in noninterest expense for 2000 compared to 1999 was a result of the 1999 restructuring and the continued efforts by management to control discretionary expenses. Restructuring expenses during 1999 totaled $1.2 million (for more information regarding restructuring expenses see Note 2 to the Consolidated Financial Statements). As compared to 1999, salaries and employee benefits decreased $2.3 million, or 10.9%, marketing and business development expense decreased $229,000, or 20.9%, printing and supplies expense decreased $215,000, or 22.7%, communication and delivery expense decreased $150,000, or 5.6%, the amortization of acquisition intangibles decreased $133,000, or 3.9%, occupancy and equipment expense decreased $66,000, or 1.2%, and all other expenses decreased $1.4 million, or 19.7%. This was partially offset by a data processing expense increase of $453,000, or 49.5%, primarily the result of improvements in technology.

Income Taxes – For the years ended December 31, 2001, 2000 and 1999 the Company incurred income tax expense of $8.2 million, $7.5 million and $6.1 million, respectively. The Company's effective tax rate amounted to 36.2%, 36.7% and 39.2% during 2001, 2000 and 1999, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either nontaxable or non-deductible, primarily the non-deductibility of part of the amortization of acquisition intangibles, the non-deductible portion of the ESOP compensation expense and the capital loss carryforward used during 1999. For more information, see Note 10 to the Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT

The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is comprised of members of the Company's senior management. ALCO generally meets on a monthly basis, to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest margin simulations and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. As of December 31. 2001, the model indicated the impact of an immediate and sustained 200 basis point rise in rates over the 12 months would approximate a 7.3% decrease in net interest income, while a 200 point decline in rates over the same period would approximate a 5.4% decrease in net interest income from an unchanged rate environment. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included as part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination of fixed-rate, long-term residential loans for sale in the secondary market. As of December 31, 2001, $268.6 million, or 28.1%, of the Company's total loan portfolio had adjustable interest rates.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 2001, 56.8% of the Company's deposits were in transaction accounts, compared to 50.2% at December 31, 2000. Noninterest bearing transaction accounts total 12.5% of total deposits at December 31, 2001, compared to 11.3% of total deposits at December 31, 2000.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. As of December 31, 2001, the Company had no derivatives; however, management may from time to time engage in interest rate swaps to effectively manage interest rate risk.

LIQUIDITY, CAPITAL RESOURCES AND OTHER OFF-BALANCE SHEET ACTIVITIES

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage backed securities are relatively predictable sources of funds, as are maturing investment securities and short-term investments, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company expects cash available for investment purposes to increase due to the maturing investment portfolio, increased security prepayments and tightened credit policy guidelines. The Company continues to experience significant cash flows. Until management fully redeploys these excess funds, the Company invests in overnight deposits and other short-term earning assets. Sufficient cash has been generated through deposits and borrowings to provide liquidity to meet lending requirements. At December 31, 2001, the Company had $31.4 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2001 from the FHLB of Dallas amounted to $290.6 million. The Company also has $4.2 million of short-term debt outstanding on a $15.0 million line of credit with a correspondent bank at December 31, 2001. See Note 9 to the Consolidated Financial Statements.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the

Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage backed and investment securities. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $403.6 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company.

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2001, the total approved loan commitments outstanding amounted to $18.3 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $149.1 million. Included in these totals are commercial commitments amounting to $97.1 million as shown below:

	Commercial Commitment Expiration Per Period				
(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$76,202	$5,205	$ 6	$ –	$81,413
Unused loan commitments	13,471	–	–	–	13,471
Standby letters of credit	2,073	139	–	–	2,212

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and long-term debt at December 31, 2001 are as follows:

(dollars in thousands)	2002	2003	2004	2005	2006 and After	Total
Operating leases	$ 627	$ 466	$ 333	$ 286	$ 473	$ 2,185
Long-term debt	7,557	–	–	9,081	14,799	31,437
Total	$8,184	$ 466	$ 333	$9,367	$15,272	$33,622

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board ("FASB") issued FAS Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The statement replaces FAS Statement No. 125 of the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. The statement is effective generally for transactions occurring after March 31, 2001. Disclosures are effective for years ending after December 15, 2000. Implementation of this standard is not expected to have a material impact on the Company's financial position or results of operations.

In June of 2001 the FASB issued Statement No. 141, *Business Combinations,* which supercedes the Accounting Principles Board ("APB") Opinion No. 16 of the same name. FAS 141 requires that all business combinations be accounted for by a single method – the purchase method. Use of the pooling of interests method of accounting is no longer permissible. FAS 141 also establishes criteria for the identification of acquired intangibles separate from goodwill and requires additional disclosures. The provisions of this statement apply to all business transactions initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June of 2001 the FASB also issued Statement No. 142, *Goodwill and Other Intangible Assets.* This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, *Intangible Assets.* Guidance is provided on the financial presentation and subsequent accounting treatment of intangible assets that are acquired individually or with a group of other assets, but not acquired in a business combination. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Specific guidance for determining impairment is also provided. Goodwill will be tested for impairment at least annually using a two-step process. Additional disclosures are also required.

Application of the provisions of FAS 142 are required starting with fiscal years beginning after December 15, 2001, for all goodwill and other intangibles recognized in its financial statements at the beginning of an entity's fiscal year. The Company will be required to apply FAS 142 effective January 1, 2002. The Company currently has $35.6 million in acquisition intangibles, principally goodwill that arose from three prior business combinations. The Company has not yet evaluated the intangibles for impairment under the provisions of FAS 142. Amortization of goodwill for the year 2002 was projected to be $2.8 million before tax and $2.0 million after tax. The increase on diluted earnings per share for 2002 as a result of the discontinuance of the amortization of goodwill, assuming no impairment write-down, is estimated to range between $0.32 and $0.33 per diluted share.

In August of 2001 the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Statement supersedes FAS 121 and certain provisions of APB 30. The statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired, and applies to discontinued operations. Statement 144 is effective for fiscal years beginning after December 15, 2001. The provisions of the Statement generally are to be applied prospectively.

For additional information on these and other FAS statements, see Notes 1 and 13 to the Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT



Castaing Hussey & Lolan, LLC
Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Dawn K. Gonsoulin, CPA
Shalee M. Landry, CPA

To the Board of Directors
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with U. S. generally accepted accounting principles.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
February 4, 2002

525 Weeks Street ∘ P.O. Box 14240 ∘ New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 ∘ Fax: 337-364-7235 ∘ email: info@chlcpa.com

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2001 and 2000

(dollars in thousands)	2001	2000
Assets		
Cash and due from banks	$ 35,945	$ 32,000
Interest-bearing deposits in banks	15,736	2,541
Total cash and cash equivalents	51,681	34,541
Investment securities:		
Available for sale, at fair value	219,825	268,223
Held to maturity, fair values of $102,116 and $75,924, respectively	102,082	76,322
Federal Home Loan Bank stock, at cost	5,600	7,997
Mortgage loans held for sale	15,867	3,347
Loans, net of unearned income	956,015	940,525
Allowance for loan losses	(11,117)	(10,239)
Loans, net	944,898	930,286
Premises and equipment, net	19,455	21,465
Goodwill and acquisition intangibles	35,644	38,796
Other assets	31,773	15,185
Total Assets	$1,426,825	$1,396,162
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 154,580	$ 129,468
Interest-bearing	1,082,814	1,013,719
Total deposits	1,237,394	1,143,187
Short-term borrowings	12,339	54,000
Long-term debt	31,437	60,843
Other liabilities	11,238	11,090
Total Liabilities	1,292,408	1,269,120
Shareholders' Equity:		
Preferred stock, $1 par value - 5,000,000 shares authorized	–	–
Common stock, $1 par value - 25,000,000 shares authorized; 7,380,671 shares issued	7,381	7,381
Additional paid-in-capital	70,477	69,231
Retained earnings	88,306	77,963
Unearned compensation	(3,683)	(4,654)
Accumulated other comprehensive income	739	(2,293)
Treasury stock at cost – 1,392,626 and 1,121,934 shares	(28,803)	(20,586)
Total Shareholders' Equity	134,417	127,042
Total Liabilities and Shareholders' Equity	$1,426,825	$1,396,162

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands, except per share data)	2001	2000	1999
Interest and Dividend Income:			
Loans, including fees	$ 79,265	$ 79,380	$ 67,613
Mortgage loans held for sale, including fees	682	167	764
Investment securities:			
Taxable interest	17,435	23,461	25,047
Tax-exempt interest	398	84	113
Federal Home Loan Bank dividends	277	583	448
Interest-bearing demand deposits	2,311	291	1,044
Total interest and dividend income	100,368	103,966	95,029
Interest Expense:			
Deposits	42,127	44,566	40,500
Short-term borrowings	617	4,243	1,665
Long-term debt	3,274	3,921	3,215
Total interest expense	46,018	52,730	45,380
Net interest income	54,350	51,236	49,649
Provision for loan losses	5,046	3,861	2,836
Net interest income after provision for loan losses	49,304	47,375	46,813
Noninterest Income:			
Service charges on deposit accounts	8,054	8,050	7,794
ATM fee income	1,491	1,309	1,080
Gain on sale of loans, net	2,234	405	1,063
Gain on sale of assets	301	2,047	852
Gain (loss) on sale of investments, net	119	(1,759)	–
Other income	2,945	2,766	2,946
Total noninterest income	15,144	12,818	13,735
Noninterest Expense:			
Salaries and employee benefits	21,187	18,510	20,776
Occupancy and equipment	5,439	5,589	5,655
Amortization of acquisition intangibles	3,151	3,267	3,400
Franchise and shares tax	1,357	1,382	1,374
Communication and delivery	2,510	2,510	2,660
Marketing and business development	876	867	1,096
Data processing	1,256	1,369	916
Printing, stationery and supplies	753	731	946
Restructuring	(60)	(46)	1,178
Other expenses	5,242	5,525	6,880
Total noninterest expense	41,711	39,704	44,881
Income before income tax expense	22,737	20,489	15,667
Income tax expense	8,229	7,514	6,138
Net Income	$ 14,508	$ 12,975	$ 9,529
Earnings per share - basic	$ 2.48	$ 2.14	$ 1.55
Earnings per share - diluted	$ 2.36	$ 2.12	$ 1.53

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 1998	$ 7,381	$68,021	$63,527	$ (6,950)	$ 349	$ (8,361)	$123,967
Comprehensive income:							
Net income			9,529				9,529
Change in unrealized gain on securities available for sale, net of deferred taxes					(7,473)		(7,473)
Total comprehensive income							2,056
Cash dividends declared, $.63 per share			(3,991)				(3,991)
Reissuance of treasury stock under stock option plan, 13,371 shares		15				197	212
Common stock released by ESOP trust		577		618			1,195
Common stock earned by participants of recognition and retention plan trust, including tax benefit		58		659			717
Compensation expense on stock option plans		78					78
Treasury stock acquired at cost, 336,500 shares						(7,045)	(7,045)
Balance, December 31, 1999	7,381	68,749	69,065	(5,673)	(7,124)	(15,209)	117,189
Comprehensive income:							
Net income			12,975				12,975
Change in unrealized loss on securities available for sale, net of deferred taxes					4,831		4,831
Total comprehensive income							17,806
Cash dividends declared, $.66 per share			(4,077)				(4,077)
Common stock released by ESOP trust		340		582			922
Common stock earned by participants of recognition and retention plan trust, including tax benefit		47		565			612
Common stock purchased by recognition and retention plan trust		128		(128)			-
Compensation expense on stock option plans		(33)					(33)
Treasury stock acquired at cost, 300,000 shares						(5,377)	(5,377)
Balance, December 31, 2000	7,381	69,231	77,963	(4,654)	(2,293)	(20,586)	127,042
Comprehensive income:							
Net income			14,508				14,508
Change in unrealized loss on securities available for sale, net of deferred taxes					3,032		3,032
Total comprehensive income							17,540
Cash dividends declared, $.70 per share			(4,165)				(4,165)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, 29,308 shares		155				197	352
Common stock released by ESOP trust		906		546			1,452
Common stock earned by participants of recognition and retention plan trust, including tax benefit		185		425			610
Treasury stock acquired at cost, 300,000 shares						(8,414)	(8,414)
Balance, December 31, 2001	$ 7,381	$70,477	$88,306	$ (3,683)	$ 739	$(28,803)	$134,417

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands)	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 14,508	$ 12,975	$ 9,529
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,440	6,615	6,657
Provision for loan losses	5,046	3,861	2,836
Noncash compensation expense	1,717	1,320	1,826
Gain on sale of assets	(256)	(2,047)	(852)
Loss (gain) on sale of investments	(119)	1,759	–
Amortization of premium/discount on investments	722	290	872
Current provision for deferred income taxes	107	(71)	(1,143)
FHLB stock dividends	(277)	(582)	(447)
Net change in loans held for sale	(12,520)	1,424	13,636
Other, net	(13,614)	(1,601)	3,992
Net Cash Provided by Operating Activities	1,754	23,943	36,906
Cash Flows from Investing Activities:			
Activity in available for sale securities:			
Sales	118,851	43,706	–
Maturities, prepayments and calls	56,601	37,155	25,500
Purchases	(122,332)	(43,744)	(99,998)
Activity in held to maturity securities:			
Maturities, prepayments and calls	20,212	9,013	55,166
Purchases	(46,277)	–	–
(Increase) decrease in loans receivable, net	(26,875)	(101,513)	(77,653)
Proceeds from FHLB stock redemption	2,674	–	4,853
Purchases of FHLB stock	–	(594)	(982)
Proceeds from sale of premises and equipment	1,181	4,875	1,301
Purchases of premises and equipment	(1,256)	(1,061)	(2,332)
Proceeds from disposition of real estate owned	1,579	1,279	1,191
Net Cash Provided by (Used in) Investing Activities	4,358	(50,884)	(92,954)
Cash Flows from Financing Activities:			
Increase (decrease) in deposits	94,207	43,173	(120,881)
Net change in short-term borrowings	(41,661)	(29,000)	83,000
Proceeds from long-term debt	–	16,650	7,575
Repayments of long-term debt	(29,406)	(7,860)	(1,161)
Dividends paid to shareholders	(3,981)	(3,817)	(3,810)
Proceeds from sale of treasury stock for stock options excercised	283	–	212
Payments to repurchase common stock	(8,414)	(5,377)	(7,045)
Net Cash Provided by (Used in) Financing Activities	11,028	13,769	(42,110)
Net Increase (Decrease) In Cash and Cash Equivalents	17,140	(13,172)	(98,158)
Cash and Cash Equivalents at Beginning of Period	34,541	47,713	145,871
Cash and Cash Equivalents at End of Period	$ 51,681	$ 34,541	$ 47,713
Supplemental Schedule of Noncash Activities:			
Acquisition of real estate in settlement of loans	$ 7,217	$ 1,495	$ 1,035
Supplemental Disclosures:			
Cash paid (received) for:			
Interest on deposits and borrowings	$ 47,369	$ 52,634	$ 46,703
Income taxes, net	$ 8,350	$ 7,081	$ 7,714

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

Note 1 - Significant Accounting Policies:

Nature of Operations: IBERIABANK Corporation, (the "Company") is a Louisiana corporation that serves as the bank holding company for IBERIABANK, formerly Iberia Savings Bank. In December of 1997, Iberia Savings Bank changed its charter from a state savings bank to a state commercial bank and changed its name to IBERIABANK (the "Bank").

The Bank operates 23 offices located in south central Louisiana, 11 offices located in northeast Louisiana and 8 offices located in the greater New Orleans area. The Bank provides a variety of financial services to individuals and businesses throughout its service area. Its primary deposit products are checking, savings and certificate of deposit accounts and its primary lending products are commercial business, consumer and mortgage loans. The Bank also offers discount brokerage services through a wholly owned subsidiary and offers insurance products through a joint venture with a local insurance agency.

Principles of Consolidation: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiary, IBERIABANK, as well as all of the Bank's subsidiaries, Iberia Financial Services, LLC, Jefferson Insurance Corporation, Metro Service Corporation, Finesco, LLC and IBERIABANK Insurance Services, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risks: Most of the Company's business activity is with customers located within the State of Louisiana. The Company's lending activity in the past was concentrated in the southwestern part of Louisiana. That economy has historically been heavily dependent on the oil and gas industry. The Company in recent years has increased originations of commercial loans and indirect automobile loans, and through acquisitions has entered the New Orleans and Northeast Louisiana markets. Repayment of loans is expected to come from cash flow of the borrower or, particularly with the residential mortgage portfolio, from the sale of the real estate. Losses are limited by the value of the collateral upon default of the borrowers.

Cash and Cash Equivalents: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions.

Investment Securities: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. The cost of securities sold is recognized using the specific identification method.

Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since the Bank is a member of the FHLB, it is required to maintain an amount of FHLB stock based on its total assets and level of borrowings. At December 31, 2001 and 2000, the institution held more than the required level of FHLB stock.

Mortgage Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans: Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

In general, all interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb credit losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer, residential and small business loans for impairment disclosures.

Credit Related Financial Instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Loan Servicing: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. Capitalized mortgage servicing rights are reported in other assets and are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

Foreclosed Property: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2001 and 2000.

Premises and Equipment: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

Goodwill and Other Intangible Assets: Goodwill, representing the purchase price in excess of fair value of identifiable net assets at acquisition, has been amortized over periods not exceeding 25 years. Other acquired intangible assets, such as core deposit intangibles, are amortized over the periods benefited, not exceeding 8 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of intangibles should be revised.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Stock Compensation Plans: Statement of Financial Accounting Standards ("FAS") No. 123, *Accounting for Stock-Based Compensation,* encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees,* whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Common Share: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and unvested restricted stock, and are determined using the treasury stock method.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Segment Information: FAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* was effective for 1998. This statement established standards for reporting information about a company's operating segments using a "management approach." The statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the statement and has determined that no operating segment disclosures are required in 2001, 2000 or 1999.

Effects of New Accounting Pronouncements: In September 2000, the Financial Accounting Standards Board ("FASB") issued FAS Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The statement replaces FAS Statement No. 125 of the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of FAS 125 without reconsideration. The statement is effective generally for transactions occurring after March 31, 2001. Disclosures are effective for years ending after December 15, 2000. Implementation of this standard is not expected to have a material impact on financial position or results of operations.

In June of 2001 the FASB issued Statement No. 141, *Business Combinations.* It supercedes APB Opinion No. 16 of the same name. FAS 141 requires that all business combinations be accounted for by a single method – the purchase method. Use of the pooling of interests method of accounting is no longer permissible. FAS 141 also establishes criteria for the identification of acquired intangibles separate from goodwill and includes additional disclosure requirements. The provisions of this statement apply to all business transactions initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June of 2001 the FASB also issued Statement No. 142, *Goodwill and Other Intangible Assets.* This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, *Intangible Assets.* It addresses how intangible assets that are acquired individually or with a group of other assets (but not acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Specific guidance for determining impairment is provided. Goodwill will be tested for impairment at least annually using a two-step process. Additional disclosures are also required.

The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. As such, the Company adopted FAS 142 effective January 1, 2002. The Company currently has $35.6 million in acquisition intangibles, principally goodwill that arose from three prior business combinations. The Company will evaluate the intangibles for impairment within the six-month guideline allowed after adoption under the provisions of FAS 142. Amortization of goodwill for the year 2001 was $2.0 million after tax.

In August of 2001 the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Statement supersedes FAS 121 and certain provisions of APB 30. The statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired and applies to discontinued operations. Statement 144 is effective for fiscal years beginning after December 15, 2001. The provisions of the Statement generally are to be applied prospectively.

Reclassifications: Certain reclassifications have been made to the 1999 and 2000 consolidated financial statements in order to conform to the classifications adopted for reporting in 2001.

Note 2 - Restructuring:

On December 13, 1999 the Board of Directors approved a restructuring plan which improved the operating efficiency and profitability of the Company. The plan involved consolidating certain branches and eliminated thirty-three personnel positions primarily at corporate headquarters. The charges to 1999 earnings consisted of $451,000 of fixed asset impairments primarily consisting of leasehold improvements written down to book value for the remaining lease term, $198,000 of lease termination penalties and $35,000 of closure expenses all related to the branch consolidations and $244,000 of severance accruals for the personnel positions eliminated. As part of the plan, the four directors emeritus retired in December of 1999, which resulted in compensation expense of $250,000 for immediate vesting in their recognition and retention plan shares.

During 2000, branch consolidations resulted in the elimination of six branch employee positions, with severance packages totaling $43,000, which was charged against income. The Bank was released from lease termination penalties on two branches in 2000, which resulted in a reversal of a portion of the 1999 liability in the amount of $89,000. At December 31, 2000 the balance in the restructuring liability was $117,000, which was comprised of $89,000 in lease termination penalties and $28,000 in branch consolidation expenses remaining to be paid.

During 2001, the Bank was released from the remaining lease termination penalties for an additional branch, which resulted in a reversal of a portion of the 2000 liability in the amount of $60,000. Branch restructuring expenses in the amount of $51,000 were paid during the year. At December 31, 2001, the restructuring liability was $6,000, representing remaining closure costs for one branch location.

Note 3 - Investment Securities:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
Securities available for sale:				
U.S. Treasury securities	$ 5,002	$ 109	$ –	$ 5,111
U.S. Government and federal agency obligations	34,998	5	(232)	34,771
Obligations of state and political subdivisions	7,823	–	(81)	7,742
Mortgage backed securities	125,449	1,476	(350)	126,575
Other debt securities	38,332	325	(103)	38,554
Marketable equity securities	7,084	–	(12)	7,072
Total securities available for sale	$218,688	$1,915	$ (778)	$219,825
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 34,248	$ –	$ (433)	$ 33,815
Obligations of state and political subdivisions	13,202	–	(374)	12,828
Mortgage backed securities	54,582	841	–	55,423
Other debt securities	50	–	–	50
Total securities held to maturity	$102,082	$ 841	$ (807)	$102,116
December 31, 2000				
Securities available for sale:				
U.S. Treasury securities	$ 10,011	$ 126	$ –	$ 10,137
U.S. Government and federal agency obligations	87,990	–	(1,868)	86,122
Mortgage backed securities	167,021	754	(2,486)	165,289
Marketable equity securities	6,728	–	(53)	6,675
Total securities available for sale	$271,750	$ 880	$ (4,407)	$268,223
Securities held to maturity:				
Obligations of state and political subdivisions	$ 1,385	$ –	$ (16)	$ 1,369
Mortgage backed securities	74,887	–	(382)	74,505
Other debt securities	50	–	–	50
Total securities held to maturity	$ 76,322	$ –	$ (398)	$ 75,924

Securities with carrying values of $135,608,000 and $56,827,000 at December 31, 2001 and 2000, respectively were pledged to secure public deposits and other borrowings.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2001 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale		Securities Held to Maturity	
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	$ 5,849	$ 5,959	$ 50	$ 50
One through five years	54,243	55,012	34,248	33,815
After five through ten years	57,765	57,775	1,195	1,093
Over ten years	93,747	94,007	66,589	67,158
Marketable equity securities	7,084	7,072	–	–
Totals	$218,688	$219,825	$102,082	$102,116

For the years ended December 31, 2001 and 2000 proceeds from sales of securities available for sale amounted to $118,851,000 and $43,706,000, respectively. Gross realized losses amounted to $65,000 and $1,759,000 for 2001 and 2000, while gross realized gains amounted to $184,000 and $-0- for the same periods. The tax benefit (provision) applicable to these realized gains and losses amounted to ($42,000) and $616,000, respectively. There were no gains or losses on securities available for sale for the year ended December 31, 1999.

Note 4 - Loans Receivable:

Loans receivable at December 31, 2001 and 2000 consists of the following:

(dollars in thousands)	2001	2000
Residential mortgage loans:		
Residential 1-4 family	$198,403	$279,193
Construction	5,915	7,482
Total residential mortgage loans	204,318	286,675
Commercial loans:		
Real estate	228,284	196,479
Business	117,530	78,986
Total commercial loans	345,814	275,465
Consumer loans:		
Indirect automobile	220,698	205,143
Home equity	114,056	108,070
Other	71,129	65,172
Total consumer loans	405,883	378,385
Total loans receivable	$956,015	$940,525

Loans receivable include approximately $268,583,000 and $277,847,000 of adjustable rate loans and $687,432,000 and $662,678,000 of fixed rate loans at December 31, 2001 and 2000, respectively.

The amount of loans for which the accrual of interest has been discontinued totaled approximately $5,263,000 and $5,467,000 at December 31, 2001 and 2000, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is as follows:

(dollars in thousands)	2001	2000	1999
Balance, beginning of year	$10,239	$ 8,749	$ 7,135
Provision charged to operations	5,046	3,861	2,836
Loans charged off	(4,673)	(2,865)	(1,671)
Recoveries	505	494	449
Balance, end of year	$11,117	$10,239	$ 8,749

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2001	2000
Impaired loans without a valuation allowance	$ 608	$ 48
Impaired loans with a valuation allowance	5,009	5,843
Total impaired loans	$ 5,617	$ 5,891
Valuation allowance related to impaired loans	$ 1,309	$ 1,037

(dollars in thousands)	2001	2000	1999
Average investment in impaired loans	$ 7,561	$ 3,612	$ 911
Interest income recognized on impaired loans	230	397	167
Interest income recognized on a cash basis on impaired loans	230	397	167

The Company is also committed to lend an additional $120,000 for letters of credit to one customer.

Note 5 - Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $24,382,000 and $31,146,000 at December 31, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $84,000 and $107,000 at December 31, 2001 and 2000, respectively. The balance of mortgage servicing rights was $150,000 and $178,000 at December 31, 2001 and 2000, respectively.

Note 6 - Premises and Equipment:

Premises and equipment at December 31, 2001 and 2000 is summarized as follows:

(dollars in thousands)	2001	2000
Land	$ 3,503	$ 3,737
Buildings	15,952	16,391
Furniture, fixtures and equipment	16,050	15,184
Total premises and equipment	35,505	35,312
Less accumulated depreciation	16,050	13,847
Total premises and equipment, net	$19,455	$21,465

Depreciation expense was $2,559,000, $2,670,000 and $2,615,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to ten-year leases. At December 31, 2001, the monthly lease income was $24,000 per month. Total lease income for 2001, 2000 and 1999 was $288,000, $394,000 and $439,000, respectively. Income from leases was reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2001 and 2000 was $1,542,000 and $1,570,000, respectively, with related accumulated depreciation of $588,000 and $471,000, respectively.

The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter. Total rent expense for the years ended December 31, 2001, 2000, and 1999 amounted to $674,000, $548,000 and $570,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,	
2002	$ 627
2003	466
2004	333
2005	286
2006 and thereafter	473
Total	$2,185

Note 7 - Deposits:

Certificates of deposit with a balance of $100,000 and over were $153,948,000 and $141,090,000 at December 31, 2001 and 2000, respectively.

A schedule of maturities of certificates of deposit is as follows:

(dollars in thousands)	Amount
Year Ending December 31,	
2002	$403,598
2003	85,152
2004	22,951
2005	7,851
2006 and thereafter	14,518
Total	$534,070

Note 8 - Short-Term Borrowings:

Short-term borrowings at December 31, 2001 and 2000 are summarized as follows:

(dollars in thousands)	2001	2000
Securities sold under agreements to repurchase	$ 8,089	$ –
Federal Home Loan Bank advances	–	54,000
Bank line of credit	4,250	–
Total short-term borrowings	$12,339	$54,000

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2001 consist of a bank line of credit secured by stock of the Bank, with 90-day maturity terms, at fixed interest rates ranging from 2.90% to 3.38%. The short-term borrowings at December 31, 2000 consist of FHLB advances with terms ranging from 7 to 14 days, at fixed interest rates ranging from 6.39% to 6.42%.

(dollars in thousands)	2001	2000	1999
Outstanding at December 31	$12,339	$54,000	$83,000
Maximum month-end outstandings	52,058	88,500	83,000
Average daily outstandings	13,508	65,831	26,010
Average rate during the year	4.57%	6.45%	6.40%
Average rate at year end	2.57%	6.40%	5.71%

Note 9 - Long-Term Debt:

Long-term debt at December 31, 2001 and 2000 is summarized as follows:

(dollars in thousands)	2001	2000
Federal Home Loan Bank fixed rate notes at:		
5.0 to 5.99%	$ 237	$ 3,968
6.0 to 6.99%	27,205	28,593
7.0 to 7.99%	3,995	19,057
Union Planters Bank, $15MM variable rate line of credit	–	9,225
Total long-term debt	$ 31,437	$60,843

FHLB advance repayments are amortized over periods ranging from fifteen to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2001 were $205,485,000 under the blanket floating lien and $85,162,000 with a pledge of investment securities.

Advances and long-term debt at December 31, 2001 have maturities in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,	
2002	$ 7,557
2003	–
2004	–
2005	9,081
2006 and thereafter	14,799
Total	$31,437

Note 10 - Income Taxes:

The provision for income tax expense consists of the following:

	Years Ended December 31,		
(dollars in thousands)	2001	2000	1999
Current expense:			
Federal	$8,119	$7,653	$7,080
State	3	(68)	201
Total current expense	8,122	7,585	7,281
Deferred federal expense	107	(71)	(1,143)
Total income tax expense	$8,229	$7,514	$6,138

There was a balance due of federal income taxes of $108,000 at December 31, 2001 and $453,000 at December 31, 2000.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis.

	Years Ended December 31,		
(dollars in thousands)	2001	2000	1999
Federal tax based on statutory rate	$7,958	$7,171	$5,483
Increase (decrease) resulting from:			
Effect of tax-exempt income	(374)	(113)	(136)
Amortization of acquisition intangibles	376	416	457
Interest and other nondeductible expenses	83	38	40
Nondeductible ESOP expense	242	56	148
State income tax on non-bank entities	3	(74)	201
Other	(59)	20	64
Benefit from change in deferred tax valuation allowance	–	–	(119)
Income tax expense	$8,229	$7,514	$6,138
Effective rate	36.2%	36.7%	39.2%

The net deferred tax asset (liability) at December 31, 2001 and 2000 is as follows:

(dollars in thousands)	2001	2000
Deferred tax asset:		
Allowance for loan losses	$ 3,168	$ 3,019
Deferred directors' fees	106	108
Net operating loss carryover	–	182
Deferred compensation	225	233
Unrealized loss on investments classified as available for sale	–	1,235
Other	22	360
Subtotal	3,521	5,137
Deferred tax liability:		
FHLB stock	(914)	(1,202)
Premises and equipment	(1,807)	(1,840)
Unrealized gain on investments classified as available for sale	(398)	–
Other	(72)	(25)
Subtotal	(3,191)	(3,067)
Deferred tax asset, net	$ 330	$2,070

A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 2001 and 2000 is as follows:

(dollars in thousands)	2001	2000
Balance, beginning	$ 2,070	$4,600
Deferred tax expense, charged to operations	(107)	71
Unrealized gain (loss) on available for sale securities, charged to equity	(1,633)	(2,601)
Balance, ending	$ 330	$2,070

Retained earnings at December 31, 2001 and 2000 included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

Note 11 - Earnings Per Share:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan ("ESOP") of 179,007, 235,748 and 295,517 shares at December 31, 2001, 2000 and 1999, respectively and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") of 172,573, 187,454 and 231,282 shares at December 31, 2001, 2000 and 1999, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 44,283, 238,507 and 151,865 and RRP grants of 6,026, 73,500 and 54,000 at December 31, 2001, 2000 and 1999, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,		
	2001	2000	1999
Numerator:			
Income applicable to common shares	$14,508,000	$12,975,000	$9,529,000
Denominator:			
Weighted average common shares outstanding	5,843,861	6,056,148	6,144,081
Effect of dilutive securities:			
Stock options outstanding	267,618	46,821	79,188
RRP grants	31,479	10,602	17,435
Weighted average common shares outstanding – assuming dilution	6,142,958	6,113,571	6,240,704
Earnings per common share	$ 2.48	$ 2.14	$ 1.55
Earnings per common share – assuming dilution	$ 2.36	$ 2.12	$ 1.53

Note 12 - Capital Requirements and Other Regulatory Matters:

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		Minimum		Well Capitalized	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
<u>December 31, 2001</u>						
Tier 1 leverage capital:						
IBERIABANK Corp.	$ 98,011	6.95%	$56,406	4.00%	$ N/A	N/A%
IBERIABANK	101,886	7.23	56,365	4.00	70,457	5.00
Tier 1 risk-based capital:						
IBERIABANK Corp.	98,011	9.96	39,368	4.00	N/A	N/A
IBERIABANK	101,886	10.35	39,364	4.00	59,047	6.00
Total risk-based capital:						
IBERIABANK Corp.	109,128	11.09	78,736	8.00	N/A	N/A
IBERIABANK	113,003	11.48	78,729	8.00	98,411	10.00
<u>December 31, 2000</u>						
Tier 1 leverage capital:						
IBERIABANK Corp.	$ 90,487	6.67%	$54,239	4.00%	$ N/A	N/A%
IBERIABANK	97,649	7.22	54,109	4.00	67,636	5.00
Tier 1 risk-based capital:						
IBERIABANK Corp.	90,487	10.05	35,998	4.00	N/A	N/A
IBERIABANK	97,649	10.86	35,980	4.00	53,970	6.00
Total risk-based capital:						
IBERIABANK Corp.	100,726	11.19	71,996	8.00	N/A	N/A
IBERIABANK	107,888	11.99	71,960	8.00	89,950	10.00

Note 13 - Benefit Plans:

401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the Plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2001, 2000 and 1999. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

Employee Stock Ownership Plan

In 1995, the Company established an ESOP for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Procedures ("SOP") 93-6, *Employers' Accounting for Employee Stock Ownership Plans.*

Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 10 years.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares have been used to pay the ESOP debt.

Compensation cost related to the ESOP for the years ended December 31, 2001, 2000 and 1999 was $1,238,000, $741,000 and $1,031,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $4,217,000 and $4,495,000 at December 31, 2001 and 2000, respectively.

A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2001	2000	1999
Shares allocated beginning of year	343,029	304,067	246,995
Shares allocated during year	54,539	58,183	61,819
Shares distributed during the year	(41,779)	(19,221)	(4,747)
Total allocated shares held by ESOP at year end	355,789	343,029	304,067
Unreleased shares	152,118	206,657	264,840
Total ESOP shares	507,907	549,686	568,907

Stock Option Plans

The Company issues stock options under various plans to directors, officers, other key employees and consultants. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted have vesting periods from two to seven years. Compensation expense in 2001, 2000 and 1999 related to the stock option plans was not material. At December 31, 2001 future awards of 473,826 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plans.

The following table summarizes the activity related to stock options:

	Options Outstanding	Weighted Average Exercise Price
At January 1, 1999	687,134	$ 17.04
Granted	287,000	17.40
Canceled	(91,416)	18.57
Exercised	(13,371)	15.88
At December 31, 1999	869,347	17.02
Granted	105,100	13.93
Canceled	(50,632)	17.47
Exercised	–	–
At December 31, 2000	923,815	16.64
Granted	199,833	25.92
Canceled	(63,981)	17.94
Exercised	(48,781)	16.48
At December 31, 2001	1,010,886	18.40
Exerciseable at December 31, 1999	299,748	$ 16.51
Exerciseable at December 31, 2000	381,258	$ 16.54
Exerciseable at December 31, 2001	447,806	$ 16.57

The following table presents the weighted average remaining life as of December 31, 2001 for options outstanding within the stated exercise prices:

	Outstanding			Exerciseable	
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$13.38 to $15.06	199,822	$13.76	8.1 years	47,030	$13.78
$15.88	431,403	$15.88	4.4 years	327,048	$15.88
$16.31 to $19.75	58,500	$18.28	7.0 years	25,786	$18.19
$20.25 to $25.00	135,500	$22.43	7.5 years	37,712	$22.36
$25.13 to $29.55	185,661	$26.36	9.1 years	10,230	$26.31

In October 1995, the FASB issued FAS 123, which requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying FAS 123 would result in pro forma net income and earnings per share amounts as follows:

(dollars in thousands)	2001	2000	1999
Net income:			
As reported	$14,508	$12,975	$ 9,529
Pro forma	$13,847	$12,530	$ 9,229
Earnings per share:			
As reported - basic	$ 2.48	$ 2.14	$ 1.55
diluted	$ 2.36	$ 2.12	$ 1.53
Pro forma - basic	$ 2.37	$ 2.07	$ 1.50
diluted	$ 2.25	$ 2.05	$ 1.48

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2001, 2000 and 1999 grants: dividend yields of 2.64, 4.21 and 3.31 percent; expected volatility of 29.91, 25.53 and 26.13 percent; risk-free interest rate of 5.30, 6.35 and 5.97 percent; and expected lives of 8.5 years for all options. The weighted average fair value per share at the date of grant for shares granted during 2001, 2000 and 1999 was $8.54, $3.46 and $4.60, respectively.

Restricted Stock Plans

The Company established the RRP for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 can also make grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2001, 2000 and 1999 the amount included in compensation expense was $479,000, $612,000 and $717,000 respectively. At December 31, 2001, 76,398 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2001, 2000 and 1999 was $28.00, $14.49 and $18.14, respectively. A summary of the changes in awarded shares follows:

	2001	2000	1999
Balance, beginning of year	132,280	155,754	136,695
Granted	4,313	13,600	95,500
Forfeited	(17,008)	(5,142)	(32,060)
Earned and issued	(28,618)	(31,932)	(44,381)
Balance, end of year	90,967	132,280	155,754

Note 14 - Related Party Transactions:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $1,213,000 and $618,000 at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, total principal additions were $920,000 and total principal payments were $325,000.

Note 15 - Financial Instruments With Off-Balance Sheet Risks, Commitments and Contingencies:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments.

At December 31, 2001 and 2000, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount	
(dollars in thousands)	2001	2000
Commitments to grant loans	$ 18,278	$ 21,971
Unfunded commitments under lines of credit	149,077	167,659
Commercial and standby letters of credit	2,212	1,925

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

At December 31, 2001 and 2000, the Company had no investments in financial instruments or agreements whose value is linked to or derived from changes in the value of some underlying assets or index. Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements and other financial arrangements with similar characteristics and are commonly referred to as derivatives.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

Note 16 - Fair Value of Financial Instruments:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value. The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values.

Investment Securities: Fair value equals quoted market prices and dealer quotes. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2001 and 2000, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2001 and 2000 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2001 and 2000 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, have no current fair value.

The estimated fair values and carrying amounts of the Company's financial instruments are as follows:

	December 31, 2001		December 31, 2000	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 51,681	$ 51,681	$ 34,541	$ 34,541
Investment securities	321,907	321,941	344,545	344,147
Federal Home Loan Bank stock	5,600	5,600	7,997	7,997
Loans and loans held for sale, net	960,765	990,079	933,633	928,967
Financial Liabilities				
Deposits	$1,237,394	$1,245,014	$1,143,187	$1,133,385
Short-term borrowings	12,339	12,339	54,000	54,000
Long-term debt	31,437	31,230	60,843	62,008

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Note 17 - Comprehensive Income:

The following is a summary of the components of other comprehensive income:

	Years Ended December 31,		
(dollars in thousands)	2001	2000	1999
Unrealized gain (loss) on securities available for sale, net	$4,784	$5,674	$(11,489)
Reclassification adjustment for net (gains) losses realized in net income	(119)	1,759	–
Other comprehensive income (loss)	4,665	7,433	(11,489)
Income tax (expense) benefit related to other comprehensive income	(1,633)	(2,602)	4,016
Other comprehensive income (loss), net of income taxes	$3,032	$4,831	$ (7,473)

Note 18 - Restrictions on Dividends, Loans and Advances:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by the Bank in 2002 will be limited to 2002 earnings plus an additional $236,000.

Accordingly, at January 1, 2002, $138,056,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $11,300,000.

Note 19 - Condensed Parent Company Only Financial Statements:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 2001 and 2000

(dollars in thousands)	2001	2000
Assets		
Cash in bank	$ 1,756	$ 711
Investment in subsidiary	138,298	134,223
Other assets	369	3,123
Total assets	$140,423	$138,057
Liabilities and Shareholders' Equity		
Liabilities	$ 6,006	$ 11,015
Shareholders' equity	134,417	127,042
Total liabilities and shareholders' equity	$140,423	$138,057

Condensed Statements of Income
December 31, 2001, 2000 and 1999

(dollars in thousands)	2001	2000	1999
Operating income:			
Dividends from subsidiary	$15,050	$ 9,600	$ 4,550
Interest income	29	45	27
Total operating income	15,079	9,645	4,577
Operating expenses:			
Interest expense	172	563	263
Other expenses	1,049	1,072	2,489
Total operating expenses	1,221	1,635	2,752
Income before income tax expense and increase in equity in undistributed earnings of subsidiary	13,858	8,010	1,825
Income tax benefit	414	620	800
Income before increase in equity in undistributed earnings of subsidiary	14,272	8,630	2,625
Increase in equity in undistributed earnings of subsidiary	236	4,345	6,904
Net Income	$14,508	$12,975	$ 9,529

Condensed Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands)	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 14,508	$12,975	$ 9,529
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in equity in net income of subsidiary	(236)	(4,345)	(6,904)
Noncash compensation expense	479	579	795
Other, net	2,955	(2,355)	901
Net Cash Provided by Operating Activities	17,706	6,854	4,321
Cash Flows from Investing Activities:			
Net Cash Provided by (Used in) Investing Activities	–	–	–
Cash Flows from Financing Activities:			
Dividends paid to shareholders	(3,981)	(3,817)	(3,810)
Capital contributed to subsidiary	(152)	(175)	(2,184)
(Payments on) proceeds from long-term debt	(9,225)	1,650	7,575
Net change in short-term borrowings	4,250	–	–
Payments received from ESOP	578	655	738
Payments to repurchase common stock	(8,414)	(5,377)	(7,045)
Proceeds from sale of treasury stock	283	–	212
Net Cash Used in Financing Activities	(16,661)	(7,064)	(4,514)
Net Increase (Decrease) in Cash and Cash Equivalents	1,045	(210)	(193)
Cash and Cash Equivalents at Beginning of Period	711	921	1,114
Cash and Cash Equivalents at End of Period	$ 1,756	$ 711	$ 921

Note 20 - Quarterly Results of Operations (unaudited):

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001				
Total interest income	$25,762	$25,824	$25,222	$23,560
Total interest expense	13,030	12,314	11,626	9,048
Net interest income	12,732	13,510	13,596	14,512
Provision for loan losses	714	896	1,088	2,348
Net interest income after provision for loan losses	12,018	12,614	12,508	12,164
Noninterest income	3,248	3,744	3,673	4,479
Noninterest expense	8,921	9,863	9,622	10,154
Goodwill amortization	798	792	784	777
Income before income taxes	5,547	5,703	5,775	5,712
Income tax expense	2,056	2,116	2,111	1,946
Net Income	$ 3,491	$ 3,587	$ 3,664	$ 3,766
Earnings per share - basic	$ 0.59	$ 0.61	$ 0.62	$ 0.66
Earnings per share - diluted	$ 0.57	$ 0.58	$ 0.59	$ 0.63
Year Ended December 31, 2000				
Total interest income	$24,633	$25,823	$26,821	$26,689
Total interest expense	12,284	12,883	13,695	13,868
Net interest income	12,349	12,940	13,126	12,821
Provision for loan losses	481	604	811	1,965
Net interest income after provision for loan losses	11,868	12,336	12,315	10,856
Noninterest income	3,181	3,124	3,241	3,272
Noninterest expense	9,514	9,662	9,281	7,980
Goodwill amortization	828	820	813	806
Income before income taxes	4,707	4,978	5,462	5,342
Income tax expense	1,752	1,858	2,036	1,868
Net Income	$ 2,955	$ 3,120	$ 3,426	$ 3,474
Earnings per share - basic	$ 0.48	$ 0.51	$ 0.56	$ 0.58
Earnings per share - diluted	$ 0.48	$ 0.51	$ 0.56	$ 0.57

Advisory Board *Members*

New Iberia Market

Taylor F. Barras
Market President

E. Stewart Shea III
Chairman

Dr. John L. Beyt III
Martha B. Brown
Dr. George B. Cousin
David D. Daly
J. David Duplantis
Cecil A. Hymel II

Edward P. Landry
Thomas R. LeBlanc
Diane Musson
Huey P. Olivier
Glenn Jerry Ritter
John Jeffrey Simon

Lafayette Market

Patrick J. Trahan
Market President

Elaine D. Abell
Chairman

Clay M. Allen
Bennett Boyd Anderson, Jr.
Charles Theodore Beaullieu, Sr.
Dr. Charles W. Boustany, Jr.
Dr. Edward F. Breaux
Richard D. Chappuis, Jr.
James M. Doyle

George E. Fleming
Charles T. Goodson
Robert D. Lowe
Frank X. Neuner, Jr.
James Michael Pool, Sr.
Dwight S. Ramsay
Gail A. Romero

William W. Rucks III

New Orleans Market

Michael J. Brown
Market President

John N. Casbon
Chairman

John D. Becker
Darryl D. Berger
Donald T. Bollinger
John D. Charbonnet
David L. Ducote
James P. Favrot
John D. Georges
William F. Grace, Jr.

Erik L. Johnsen
William H. Langenstein III
William M. Metcalf, Jr.
J. Cornelius Rathborne
James J. Reiss, Jr.
John Benton Smallpage
Stephen F. Stumpf
Steven W. Usdin

David R. Voelker



Special thanks to C.F. Fenstermaker and Associates for the Louisiana map and to the University of Louisiana at Lafayette students for assistance in the creation of our annual report theme. Students include: Leah Bueche, Annie Caillouet, Brooke Comeaux, Christin Courtois, Nichole Credeur, Dionne Davis, Brooks Dufrene, Melissa Dupuis, Sarah Genovese, Jackie Graves, Claire Hardy, Blair Haynie, Richella Holmes, Julie Landreneau, Carrie Legrand, Alisha Mallet, April McIdoo, Erin Pate, Shasta Plauche, Monique Siener, Tricia Thriffiley, Kim-Xung Tran, and Darrell Traugott.

Directors and Executive *Officers*

Board of Directors
IBERIABANK Corporation

William H. Fenstermaker
Chairman of the Board,
IBERIABANK Corporation
President and Chief Executive Officer,
C.H. Fenstermaker and Associates, Inc.

E. Stewart Shea III
Vice Chairman of the Board,
IBERIABANK Corporation
Managing Partner, The Bayou Companies, L.L.C.
Managing Partner, Bayou Coating, L.L.C.

Elaine D. Abell
Attorney, private practice

Harry V. Barton, Jr.
Certified Public Accountant

Ernest P. Breaux
Regional Operating Officer – Region I,
Integrated Electrical Services

Cecil C. Broussard
Associate Broker, Absolute Realty, Inc.

Daryl G. Byrd
President and Chief Executive Officer,
IBERIABANK Corporation

John N. Casbon
Executive Vice President,
First American Title Insurance Company
CEO and President, First American
Transportation Title Insurance Company

Larrey G. Mouton
Owner and Manager,
Mouton Financial Services, L.L.C.

Jefferson G. Parker
Senior Vice President, Institutional Equities,
Howard Weil, Inc., a division of Legg Mason
Wood Walker, Inc.

Executive Officers
IBERIABANK Corporation and IBERIABANK

Daryl G. Byrd
President and Chief Executive Officer

Michael J. Brown
Senior Executive Vice President,
Chief Credit Officer

John R. Davis
Senior Executive Vice President,
Finance and Retail Strategy

George J. Becker III
Executive Vice President,
Corporate Secretary

Marilyn W. Burch
Executive Vice President,
Chief Financial Officer

Market Presidents
IBERIABANK

Taylor F. Barras
New Iberia and Community Banks

Michael J. Brown
New Orleans

Stephen E. Durrett
Northeast Louisiana

Patrick J. Trahan
Lafayette

Corporate *Information*

CORPORATE HEADQUARTERS

IBERIABANK Corporation
1101 East Admiral Doyle Drive
New Iberia, LA 70560
(337) 365-2361

CORPORATE MAILING ADDRESS

P.O. Box 12440
New Iberia, LA 70562-2440

INTERNET ADDRESS

www.iberiabank.com

ANNUAL MEETING OF SHAREHOLDERS

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 1, 2002 at 10:00 a.m. at the Pan-American Life Media & Conference Center, located at 601 Poydras Street, 11th Floor, New Orleans, LA.

SHAREHOLDER ASSISTANCE

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.invrelations@RTCO.com

FOR INFORMATION

Copies of the Company's financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders and others may contact:

Daryl G. Byrd
President and CEO
(337) 267-4458, Ext. 4708

John R. Davis
Senior Executive Vice President
(919) 676-7641

STOCK INFORMATION

	Market Price			Dividends
2000	High	Low	Closing	Declared
First Quarter	$14.00	$11.31	$13.50	$0.16
Second Quarter	$15.63	$12.75	$15.38	$0.16
Third Quarter	$18.31	$14.88	$18.31	$0.17
Fourth Quarter	$21.75	$17.38	$21.75	$0.17

	Market Price			Dividends
2001	High	Low	Closing	Declared
First Quarter	$26.25	$20.38	$23.88	$0.17
Second Quarter	$29.55	$23.06	$29.55	$0.17
Third Quarter	$30.13	$25.90	$28.60	$0.18
Fourth Quarter	$28.75	$26.15	$27.72	$0.18

SECURITIES LISTING

IBERIABANK Corporation's common stock trades on the NASDAQ Stock Market under the symbol "IBKC". In local and national newspapers, the company is listed under "IBERIABANK".

DIVIDEND REINVESTMENT PLAN

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must have their stock certificate numbers and complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided under Shareholder Assistance.





1101 East Admiral Doyle Drive
New Iberia, LA 70560
337.365.2361
www.iberiabank.com